SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW

Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: March 29, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

EXHIBIT INDEX

1	Notice of Annual and Special Meeting of Shareholders

2	Annual Report

3	Proxy Card

EXHIBIT 1

EXHIBIT 2

EXHIBIT 3

ONCOLYTICS BIOTECH INC

TECHNOLOGY CHANGING LIFE

2006 ANNUAL REPORT





CORPORATE PROFILE

Oncolytics Biotech Inc. is focused on the development of oncolytic viruses as a novel and effective approach to cancer treatment. Oncolytics' clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.

Oncolytics trades on the Toronto Stock Exchange (symbol ONC) and on the NASDAQ (symbol ONCY).

CONTENTS

ANNUAL & SPECIAL MEETING

The Annual and Special Meeting of the Shareholders will be held at the Queen Elizabeth II Conference Centre, Abbey & Rutherford Rooms, Broad Sanctuary, Westminster, London, England at 4:00 p.m. on Wednesday, May 2, 2007.



The past year has been a productive and exciting one for Oncolytics. We made significant advances in our clinical and preclinical program as we released positive Phase I clinical trial results from local and systemic administration trials, commenced our Phase II combination REOLYSIN®/radiation clinical program and received approval to begin our combination REOLYSIN®/chemotherapy clinical program. Oncolytics' comprehensive Phase II program is now focused in two distinct areas; using REOLYSIN® in combination with approved therapies and using REOLYSIN® as a monotherapy.

Pre-Clinical Program Advancements

In 2006, our research collaborators continued to report on the interaction between the reovirus and the immune system, as well as on evidence of synergies that are being achieved in combination with reovirus treatment.

In March, a poster by Vile et al. of the Mayo College of Medicine, Rochester, Minnesota, entitled "The Efficacy of Replicating Virotherapy for Tumours Involves a Complex Equilibrium between Virus, Tumour and the Immune System" was presented at the British Society of Gene Therapy 3rd Annual Conference in London, U.K. The investigators concluded that immune interventions which prolong local viral replication and/or enhance levels of tumour-specific T-cells should have significant therapeutic impacts both against the local, injected tumour and against systemic metastatic disease not accessible to direct viral injection.

As well, a poster by Dr. E. Anders Kolb of the Albert Einstein College of Medicine, Bronx, N. Y. was presented at the American Association for Cancer Research annual meeting in April in Washington, D.C. The investigators concluded that REOLYSIN® demonstrates excellent anti-tumour activity *in vitro* and *in vivo* in childhood sarcoma cell lines, and that these promising results suggest that a clinical trial of systemic reovirus in pediatric solid tumours is warranted.

In September, Dr. Alan Melcher of St. James's University Hospital in Leeds, U.K. presented a poster entitled "Reovirus Activates Dendritic Cells (DC) and Promotes Innate Anti-Tumour Immunity" at the European National Societies of Immunology. The results suggest that in addition to killing cancer cells directly, the reovirus may assist the immune system in targeting tumours.

Additional immune work was presented in early 2007 by Dr. Sheila Fraser at the Society of Academic & Research Surgery Conference in Cambridge, U.K. Her oral presentation, entitled "Reovirus as a Potentially Immunogenic as well as Cytotoxic Therapy for Metastatic Colorectal Cancer" concluded that the data supports the development of reovirus as a novel therapy for colorectal cancer, with the potential to direct the immune system to target cancer cells.

Work carried out by the U.S. National Cancer Institute (NCI) was presented by Dr. Shizuko Sei at the EORTC-NCI-AACR symposium on Molecular Targets and Cancer Therapeutics in Prague, Czech Republic in November. The poster, entitled "Synergistic Antitumor Activity of Oncolytic Reovirus and Chemotherapetuic Agents against Non-small Cell Lung Cancer (NSCLC)" covered preclinical work conducted under a Clinical Trial Agreement between Oncolytics and the NCI. The results indicated that in general, the combination of reovirus with cisplatin, gemcitabine, mitomycin or vinblastine was synergistic against NSCLC cell lines sensitive to anti-cancer drugs. Interestingly, the combination of reovirus and paclitaxel was uniformly synergistic in all six cell lines examined, including in those with high-level resistance to paclitaxel or reovirus. These results, among others showing similar synergy, led Oncolytics to file for three combination REOLYSIN® and chemotherapy

trials in the U.K., all three of which were approved by the regulatory agency in late 2006 and early 2007.

We will continue to investigate reovirus in preclinical studies. These studies provide guidance in the development of our clinical program and allow us to more fully understand how the reovirus interacts with humans.

Clinical Program Advancements

Some of the most significant advancements in the clinical program in 2006 included the presentation of positive results of both our monotherapy and combination therapy clinical trials and the approval and commencement of a Phase II REOLYSIN®/radiation clinical trial.

In January 2006, Oncolytics announced that it had concluded the six-month follow up period for its Phase I recurrent malignant glioma (brain cancer) trial. Final results were presented in June at the American Society of Clinical Oncology (ASCO) Annual Meeting in Atlanta, Georgia. A total of 12 patients received REOLYSIN® dosages ranging from $1x10^7$ to $1x10^9$ $TCID_{50}$. The treatment was well tolerated, and half of the patients lived more than six months after treatment. Three of the treated patients lived longer than one year, and one of these three is still alive more than four years post-treatment with REOLYSIN®.

Also in January 2006, the NCI issued a solicitation for Letters of Intent with respect to two human clinical trials using REOLYSIN®. Later in 2006, the Mayo Clinic was selected as the site for a Phase II systemic administration trial using REOLYSIN® for the treatment of patients with melanoma, and the University of Ohio was selected as the site for a Phase I/II systemic and intraperitoneal administration trial using REOLYSIN® for the treatment of ovarian cancer. Both of these trials are expected to begin in 2007.

Positive preliminary results from our Phase Ia combination REOLYSIN® and radiation trial were presented in April at the AACR annual meeting in Washington, D.C. The interim results indicated that the combination of intratumoural REOLYSIN® and radiation was well tolerated and that both local clinical responses and early indications of systemic effects were observed. Amongst the five patients who had completed treatment, three patients had partial tumour responses. Enrolment of 11 patients was completed in the 1a portion of the trial in June 2006, and enrolment of the Ib component of the trial began in July and is ongoing.

On the strength of the interim Phase Ia REOLYSIN® and radiation clinical trial results, we were successful in gaining U.K. Medicines and Healthcare products Regulatory Agency (MHRA) approval for a Phase II combination REOLYSIN® and radiation clinical trial in July. The trial began enrolling patients in December 2006. The trial is an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose radiotherapy. Up to 40 evaluable patients, including approximately 20 patients with head, neck and esophageal cancers, and approximately 20 patients with other advanced cancers, will be treated with two intratumoural doses of REOLYSIN® at $1x10^{10}$ $TCID_{50}$ with a constant localized radiation dose of 20 Gy in five consecutive daily fractions. Eligible patients include those who have been diagnosed with advanced or metastastic cancers including head, neck and esophageal tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

Oncolytics completed enrolment in two Phase I systemic administration trials; one in the U.S. and another in the U.K. in 2006. Positive interim results of the U.K. trial were presented at ASCO in June, with further results presented at the

EORTC-NCI-AACR conference in November. It was reported at the EORTC-NCI-AACR meeting that anti-tumour activity was noted in seven of 33 patients treated in the study, including patients with colorectal, prostate, bladder, pancreatic, NSCL and endometrial cancers. A maximum tolerated dose was not reached and the treatment was well tolerated by the patients. The U.S. systemic administration trial completed enrolment of 18 patients in August. Patients were treated at escalating dosages of $1x10^8$, $3x10^8$, $1x10^9$, $3x10^9$, $1x10^{10}$ or $3x10^{10}$ $TCID_{50}$. A maximum tolerated dose was not reached, and the treatment appears to have been well tolerated by the patients. Final results of the U.S. trial will be presented at a later date.

Also in July, we announced the commencement of enrolment in our U.S. Phase I/II recurrent malignant glioma trial. The trial is an open-label, dose escalation trial in which a single dose of REOLYSIN® is administered by infusion pump to glioma patients who have failed other therapies. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® is administered or infused into the tumour mass and surrounding tissue. The primary objective of the study is to determine the maximum tolerated dose, dose-limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.

In late December, Oncolytics announced that it had received approval from the MHRA to begin a trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including melanoma, lung and ovarian. This approval marks the start of a program that could result in a first-line therapy indication for REOLYSIN®. The trial has two components; a small dose escalation component that will enroll three cohorts of patients, and a second component that will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN®.

This approval was followed by the announcement in early January 2007 of two more MHRA approvals to conduct trials using REOLYSIN® in combination with gemcitabine (Gemzar®) and docetaxel (Taxotere®). These trials also have two components; a small dose escalation component that will enroll three cohorts of patients, and a second component that will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN®. The primary objective of these three trials is to determine the Maximum Tolerated Dose, Dose-Limiting Toxicity, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with either docetaxel, gemcitabine or paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body's response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

This year saw the conclusion of most of our Phase I program needs using REOLYSIN® as a monotherapy, and with the initiation of our first stand-alone Phase II study, we are well positioned to move REOLYSIN® into a very important phase of its development.

Appointments

In 2006, Oncolytics broadened its board of directors with the appointment in May of Ed Levy, Ph.D., and in June of Mr. Ger van Amersfoort. Dr. Levy is a former pharmaceutical executive with Vancouver-based biotechnology company QLT Inc., and currently an adjunct professor at the University of British Columbia. Mr. van Amersfoort is the former president and chief executive officer of Novartis Canada.

In early 2007, Oncolytics brought Ms. Mary Ann Dillahunty on board as the Company's Vice President, Intellectual Property.

Ms. Dillahunty has worked with Oncolytics since 1999 in her role as Oncolytics' external patent counsel.

The appointment of these individuals is evidence of our continued efforts to add to the capabilities of our officers and board of directors.

Intellectual Property

Oncolytics secured four U.S. patents and one Canadian patent in 2006. In January and March of 2007, our 18th and 19th U.S. patents were issued. These patents enhance and expand intellectual property coverage in several areas, including manufacturing, methods of identifying patients who may respond well to reovirus treatment, using additional molecular mechanisms that can lead to reovirus susceptibility in cancer cells, and manipulation of the immune system that may enhance the effectiveness of REOLYSIN® treatment. Currently, Oncolytics' patent portfolio includes 19 U.S. patents, five Canadian patents and three European patents.

Financial Resources

Oncolytics did not enter into any financing arrangements in 2006, but completed a public offering in February 2007 that added gross proceeds of $12 million to our financial reserves. With the completion of the financing, cash reserves are estimated to carry the Company well into 2009. The significant volatility of the public markets with respect to Oncolytics has been a challenge and concern throughout the last year. We are pleased to have concluded this financing arrangement in such an environment.

Looking Ahead

Oncolytics is taking a potentially broadly active agent, REOLYSIN®, and identifying a range of specific indications where there is a more defined registration path and significant commercial potential. The data gathered in our initial human studies in a variety of cancers has guided the Company to pursue opportunities for co-therapy with approved frontline treatments, while continuing our monotherapy program. In 2007 and beyond, our intratumoural and systemic administration monotherapy clinical program will continue to examine the role of REOLYSIN® in specific cancer indications including malignant gliomas, melanoma, ovarian cancer and various sarcomas. Our combination intratumoural administration REOLYSIN® and radiation program will focus on head and neck and esophageal cancers, while our systemic administration chemotherapy co-therapy program will focus on bladder, prostate, lung, ovarian and pancreatic cancers. Once we have completed the currently approved studies, we will have the information required to clearly define the registration path for REOLYSIN®.

We are increasingly optimistic about the potential for REOLYSIN® as a cancer therapeutic and look forward to taking the product through the next steps in the clinical program.

On behalf of our Board of Directors and staff at Oncolytics, we thank you for your support.

Brad Thompson, PhD
President & CEO

March 2, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



March 2, 2007

The following information should be read in conjunction with our 2006 audited financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Forward-Looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2007 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.

Overview

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

REOLYSIN® Development Update For 2006

We have been developing our product REOLYSIN® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

U.K. Phase I Systemic Administration Clinical Trial

During 2006, we completed patient enrollment in our U.K. phase I systemic delivery clinical trial. The primary objective of our U.K. Phase I trial was to determine the maximum tolerated dose ("MTD"), dose limiting toxicity ("DLT"), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that were refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

A total of 33 patients were treated in this clinical trial to a maximum daily dose of $1x10^{11}$ $TCID_{50}$. These 33 patients have received 77 courses of therapy, for a total of 338 daily treatments. Patients were entered into the study at the following dose levels (all $TCID_{50}$): $1x10^8$ for 1 day, $1x10^8$ for 3 days, $1x10^8$, $3x10^8$, $1x10^9$, $3x10^9$, $1x10^{10}$ and $3x10^{10}$ for five days, and $1x10^{11}$ for three days. An MTD was not reached and the treatment appears to have been well tolerated by the patients.

Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and included chills, fever, headache, cough, runny nose, sore throat and fatigue. Transient grade 3 toxicities included lymphopenia, neutropenia and troponin I. These symptoms were more frequently observed from day two of treatment and usually lasted less than six hours.

Of the patients assessed to date (32), anti-tumour activity was noted in seven patients. Patients were assessed with CTR scans, and where possible tumour marker assessment, and histopathology of tumour biopsies. Two patients with colorectal cancer had tumour stabilization (one for three months, the other classified as stable disease for six months) and had CEA tumour marker reduction of 27% and 60% respectively. One patient with metastatic prostate cancer had stable disease for four months, had a 50% decrease in PSA, and had extensive product-induced necrosis with associated intratumoural viral replication in metastatic lesions in the lymph nodes. One patient with metastatic bladder cancer had stable disease for four months and had a minor tumour response in a metastatic lesion in a lymph node (reduction from 2.5 to 1.9 cm). A patient with pancreatic cancer and a patient with lung cancer had stable disease for four months. A patient with endometrial cancer had stable disease for five months.

Phase Ia/Ib Combination REOLYSIN®/Radiation Clinical Trial

In 2006, we completed patient enrollment in our Phase Ia combination REOLYSIN®/radiation clinical trial. The primary objective of this trial was to determine the MTD, DLT, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that were refractory to standard therapy or for which no curative standard therapy exists.

A total of 11 patients were treated in this Phase Ia trial with two intratumoural treatments of REOLYSIN® at dosages of $1x10^8$, $1x10^9$, or $1x10^{10}$ $TCID_{50}$ with a constant localized radiation dose of 20 Gy in five fractions. Preliminary results in the first seven patients showed that the combination of intratumoural REOLYSIN® and radiation was well-tolerated and an MTD had not been reached. Most toxicities were mild, generally grade 1 and 2, and included fever, sweating and skin erythema. One patient in the second cohort developed grade 3 fatigue and grade 2 flu-like symptoms and could not receive the second REOLYSIN® injection. There was no evidence that the REOLYSIN® injections exacerbated the acute reactions expected from the radiation. There was also no evidence of viral shedding in the blood, urine, stool or sputum on day eight post-REOLYSIN® injection.

Interim analysis also showed evidence of local responses and an indication of systemic effects. Amongst the first five patients that completed treatment, three patients had partial tumour responses. There was one case of progressive disease at one month, one case of stable disease at one month, two cases of partial responses at one, two and three months and one case of stable disease at one and two months, which became a pathological partial response at three months. CT scans from the treated lymph node tumour in the first patient in the trial clearly show the partial response, which at the time of the interim analysis, had lasted for over eight months. A metastatic tumour in this patient that was outside the radiation field also showed a partial response.

Subsequent to completion of the Phase Ia portion of this trial, we commenced patient enrolment in the Phase Ib portion. The Phase Ib trial will treat patients with a range of two to six intratumoural doses of REOLYSIN® at $1x10^{10}$ $TCID_{50}$ with a constant radiation dose of 36 Gy in 12 fractions.

The primary objective of our Phase Ib trial is to determine the MTD, DLT, and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective is to examine any evidence of anti-tumour activity. Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours that are refractory to standard therapy or for which no curative standard therapy exists. An additional group of patients is planned to be treated at the maximum dose regimen reached in this Ib trial.

U.K. Phase II Combination REOLYSIN®/Radiation Clinical Trial

In 2006, we received a letter of approval from the U.K. Medicines and Healthcare products Regulatory Agency ("MHRA") for our Clinical Trial Application ("CTA") to begin a Phase II clinical trial to evaluate the anti-tumour effects of intratumoural administration of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers. In December 2006, we initiated patient enrollment.

The trial is an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose radiotherapy. Up to 40 evaluable patients, including approximately 20 patients with head and neck and esophageal cancers, and approximately 20 patients with other advanced cancers, will be treated with two intratumoural doses of REOLYSIN® at $1x10^{10}$ $TCID_{50}$ with a constant localized radiation dose of 20 Gy in five consecutive daily fractions. Eligible patients include those who have been diagnosed with advanced or metastatic cancers including head, neck and esophageal tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

The primary objective of the trial is to assess the anti-tumour activity of the combination of REOLYSIN® and low dose radiotherapy in treated and untreated lesions. Secondary objectives include the evaluation of viral replication, immune response to the virus and to determine the safety and tolerability of intratumoural administration of REOLYSIN® in patients with advanced cancers who are receiving radiation treatment.

U.K. REOLYSIN® in Combination with Paclitaxel and Carboplatin

In 2006, we received a letter of approval from the MHRA for our CTA to begin a clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including melanoma, lung, and ovarian. The combination of paclitaxel and carboplatin chemotherapy is used in cancer patients with ovarian and lung cancers, and is also used widely in the treatment of many other types of cancer.

In studies conducted by the U.S. National Cancer Institute ("NCI"), the combination of REOLYSIN® and paclitaxel was uniformly synergistic against six non-small cell lung cancer cell lines examined, including cell lines resistant to paclitaxel or REOLYSIN®. Preclinical studies conducted at Cornell University also found that REOLYSIN® in combination with platinum drugs enhanced the cytotoxicity of the chemotherapeutic agents.

This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with standard dosages of paclitaxel and carboplatin.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as melanoma, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with carboplatin and paclitaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body's response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.S. Phase I Systemic Administration Clinical Trial

In 2006, we completed patient enrolment in our U.S. Phase I clinical trial investigating the systemic delivery of REOLYSIN® to treat patients with advanced cancers. A total of 18 patients were treated in the Phase I trial with REOLYSIN® at escalating

dosages of $1x10^8$, $3x10^8$, $1x10^9$, $3x10^9$, $1x10^{10}$ or $3x10^{10}$ $TCID_{50}$. An MTD was not reached and the treatment appears to have been well tolerated by the patients.

The clinical trial was an open-label, dose-escalation Phase I study in which a single dose of REOLYSIN® was administered intravenously to patients diagnosed with selected advanced or metastatic solid tumours that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.

U.S. Phase I/II Recurrent Malignant Glioma Clinical Trial

In 2006, we began patient enrolment in our clinical trial to investigate the use of REOLYSIN® for patients with recurrent malignant gliomas. This clinical trial is an open-label dose escalation Phase I/II trial in which a single dose of REOLYSIN® is administered by infusion to patients with recurrent malignant gliomas that are refractory to standard therapy. The administration involves the stereotactically-guided placement of a needle into the tumour, through which REOLYSIN® will be administered or infused into the tumour mass and surrounding tissue using a pump.

The primary objective of the study is to determine the maximum tolerated dose, dose limiting toxicity and safety profile of REOLYSIN®. Secondary objectives include the evaluation of viral replication, immune response to the virus and any evidence of anti-tumour activity.

U.S. National Cancer Institute

In 2006, the NCI commenced its solicitation process for two clinical trial studies, a Phase II study of REOLYSIN® administered systemically in patients with melanoma and a Phase I/II study of REOLYSIN® co-administered both systemically and intraperitoneally ("IP") in patients with ovarian cancer. The purpose of the Phase I portion of the trial is to determine the MTD of REOLYSIN® given by IP administration in combination with a constant systemic dose and dosing regimen.

Pre-Clinical Trial and Collaborative Program

We perform pre-clinical studies and engage in collaborations to help support our clinical trial programs and expand our intellectual property base. Throughout 2006, we continued with studies examining the interaction between the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to investigate new uses for the reovirus in therapy.

During 2006, in conjunction with our various collaborators, we reported the results of a number of research collaborations. One of our collaborators presented a poster at the British Society of Gene Therapy 3rd annual conference in London U.K. Our investigators concluded that immune interventions which prolong local viral replication, and/or enhance levels of tumour specific T cells, should have significant therapeutic impacts both against the local, injected tumour and against systemic metastatic disease not accessible to direct viral injection.

As well, a poster by Dr. E. Anders Kolb was presented at the AACR annual meeting in Washington D.C. The investigators tested reovirus against various pediatric sarcoma cell lines *in vitro* and *in vivo*. In all tumour lines evaluated, the reovirus exhibited

significant antitumour activity. The investigators concluded that REOLYSIN® demonstrates excellent anti-tumor activity *in vitro* and *in vivo* in childhood sarcoma cell lines, and that these promising results suggest that a clinical trial of systemic reovirus in pediatric solid tumours is warranted.

In the fourth quarter of 2006, Dr. Shizuko Sei of SAIC-Frederick, Inc., prime contractor to the U.S. National Cancer Institute at Frederick presented a poster at the 18th EORTC-NCI-AACR symposium on Molecular Targets and Cancer Therapeutics in Prague, Czech Republic. The research focused on work conducted by the NCI with reovirus in combination with a number of common chemotherapeutic agents. In general, the combination of reovirus with cisplatin, gemcitabine, mitomycin or vinblastine was synergistic against NSCLC cell lines sensitive to anti-cancer drugs. Of particular interest to the researchers, the combination of reovirus and paclitaxel was uniformly synergistic in all six cell lines examined, including in those with high-level resistance to paclitaxel or reovirus. The data suggest that the combination of reovirus and paclitaxel may help in promoting cell-death signaling, resulting in a more efficient and synergistic anti-cancer effect against these cell lines than using each agent on its own.

Manufacturing and Process Development

At the beginning of 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process. These improvements were transferred to our cGMP manufacturer and we began production runs under this improved process. These production runs are expected to provide sufficient REOLYSIN® to expand our Phase II clinical trial program. Our process development activity has now shifted focus to the examination of the potential scale up of our manufacturing process.

Intellectual Property

During 2006, four U.S. patents and one Canadian patent were issued. At the end of 2006, we exited with a total of 17 U.S., five Canadian and three European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.

Financial Impact

We estimated at the beginning of 2006 that our cash usage would average less than $1,200,000 per month for 2006. Our actual cash usage for the year was $13,033,819 with $12,155,372 from operating activities and $878,447 from the purchases of intellectual property and capital assets. Our net loss for the year was $14,297,524 (see "Results of Operations").

Cash Resources

We have used the equity markets to acquire the cash resources required to fund our operations. In 2006, we received cash proceeds of $241,400 from the exercise of options. We exited 2006 with cash resources totaling $27,613,748 (see "Liquidity and Capital Resources").

REOLYSIN® Development For 2007

We believe that we will continue to expand our clinical trials to include other studies investigating REOLYSIN® in combination with other chemotherapies. As well, we expect to continue to enroll patients in our ongoing clinical trials completing enrollment in our U.K. Phase Ia/Ib and Phase II combination REOLYSIN®/radiation clinical trials by the end of 2007. We also believe that we will complete enrollment in our approved chemotherapy co-therapy studies in 2008.

We expect to produce REOLYSIN® in 2007 to supply our clinical trial program. We also plan to complete our scale up studies in an effort to continue to improve our manufacturing process.

We estimate, based on our expected activity in 2006 that our monthly cash usage in 2007 may increase to $1,400,000 per month (see "Liquidity and Capital Resources").

Recent 2007 Progress

U.K. REOLYSIN® in Combination with Docetaxel

On January 3, 2007, we announced that we received a letter of approval from the MHRA for our CTA to begin a clinical trial using intravenous administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal. The principal investigator is Professor Hardev Pandha of The Royal Surrey Hospital, U.K. Docetaxel is used in patients with lung, breast and prostate cancers, and is also used widely in the treatment of many other types of cancers.

The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, lung, prostate or upper gastro-intestinal cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body's response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.K. REOLYSIN® in Combination with Gemcitabine

On January 3, 2007, we announced that we had received a letter of approval from the MHRA to begin a clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The principal investigators are Dr. Johann de Bono of The Royal Marsden NHS Foundation Trust and The Institute of Cancer Research, London and Professor Jeff Evans of the University of Glasgow and the Beatson Oncology Centre in Glasgow, Scotland. Gemcitabine is used in patients with lung, pancreatic and ovarian cancers and is also used widely in the treatment of many other types of cancers.

This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body's response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

Financing Activity

On February 22, 2007, we issued 4,000,000 units at a price of $3.00 per unit for proceeds of $12,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. As well, we granted an over-allotment option of 600,000 units to the underwriter which can be exercised, in whole or in part, prior to March 24, 2007 for additional cash proceeds of $1,800,000. The net proceeds from this offering, estimated to be approximately $10,590,000, will be used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

ACCOUNTING POLICIES

Critical Accounting Policies and Estimates

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development

Our research and development costs are expensed as they are incurred. Under Canadian generally accepted accounting principles, development costs should be capitalized if certain criteria are met. Companies with products in clinical trials do not necessarily meet these criteria. Our development costs do not meet the following two criteria: (i) the technical feasibility of the product or process has been established; and (ii) the future market for the product or process is clearly defined. With regard to (i), we have completed six Phase I clinical trials and are presently enrolling or have permission to commence six additional

Phase I clinical trial studies for REOLYSIN®. We are also planning to add to our clinical trial program. Until the appropriate clinical studies have been completed, the technical feasibility of this product will not be known. With regard to (ii), the future market for the product will not be clearly defined until the completion of the clinical studies. Clinical studies not only determine the technical feasibility of the product, but also provide information regarding the proper use of the product and, therefore, the future market. Once the feasibility is determined a New Drug Application, or equivalent, is made to the appropriate regulatory body. Regulatory approval is required before the product can be marketed. For these reasons, our development costs are expensed and not capitalized.

Capitalization and Amortization of Patent Costs

We treat third party costs incurred (primarily legal and registration costs) in the development of our Patent portfolio as limited-life intangible assets, and we amortize the costs related to these assets over the lesser of 17 years or their estimated useful life. We also review the valuation of our Patent costs for impairment when any events that might give rise to impairment are known to us. If there is an indication of impairment, we would assess the fair value of our Patents and would record a reduction if the fair value were less than the book value.

In capitalizing these costs, we are recognizing the inherent future benefit of our Patents, not only in protection of our own potential products, but also as a possible asset that could give rise to revenues in the future through licensing agreements. While Patent life is different in different jurisdictions it is normally considered to be 20 years from date of application. With an assumption of an average of three years from initial Patent application to Patent issuance, we have set a maximum of 17 years to amortize the costs from the date of issuance. We have then assessed the nature of the market and the continuing efforts to develop and market new and better products, as well as the incurrence of costs associated with Patents that have been issued and, as a result, we have chosen to amortize the costs on a straight-line basis over ten years.

As the product to which the Patents relate is in the development stage, with commercial recognition and revenue potential highly uncertain, should we experience a significant failure in our clinical trial program or other areas of risk, then the value of the Patents could be in serious question, giving rise to a possible write-down or write-off of the asset.

In the event that we are successful in our product development and sales, or other parties enter into licensing agreements with us, then it is also possible that the Patents may have a life and value beyond the ten years assumed for the amortization policy.

In any event, the revision to any of these policies or estimates outlined above would impact losses but not impact cash flows.

Changes in Accounting Policy including Initial Adoption

Financial Instruments

On January 1, 2007, we prospectively adopted the new Canadian accounting standards for financial instruments and comprehensive income. These new accounting standards will impact our accounting policy for investment securities. The new rules will require us to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value with gains and losses recorded in a new section of shareholders' equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities. We do not expect these standards to have a significant impact on our financial statements upon adoption as we expect our short-term investments to be classified as held-to-maturity securities.

Fair Presentation

We prepare our financial statements in accordance with GAAP. As a result of complying with GAAP, we believe that the following should be mentioned in an effort to understand and fairly present our financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, we use the Black Scholes Option Pricing Model ("Black Scholes" or the "Model") to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that requires us to make certain estimates and assumptions. For 2006, we used the following weighted average assumptions:

	2006
Risk-free interest rate	**4.08%**
Expected hold period to exercise	**3.5 years**
Volatility in the price of the shares	**63%**
Dividend yield	**Zero**

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflects our trading price volatility. However, an entity can choose between daily, weekly, monthly or quarterly trading prices in the volatility calculation. For example, based upon periods chosen, if we were to use daily trading prices, volatility would increase 5%, resulting in an option value increase of 5% from that calculated from the stated volatility. If we were to use monthly trading prices over the same period, volatility would increase 9%, resulting in an option value increase of 13%. Also, volatility would change based on the period chosen and the frequency of price points chosen.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 3.5 years is an appropriate estimate. However, our options have a 10 year life and given the fluctuations in our stock price the expected hold period could be different. If the hold period was to increase 1 year, there would have been a 14% increase in our stock based compensation expense.

Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have increased our reported non-cash employee stock based compensation expense for the year by $403,550. However, given the above discussion this expense could be increased between 5% - 14% and still be in accordance with GAAP.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit consisted of one common share and one half of one common share purchase warrant with each whole warrant exercisable at

a specified price for one additional common share for up to 36 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component's fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, the Black Scholes Option Pricing Model was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit the value of each component is reduced on a relative basis until the total is equal to the unit's issue price.

For reasons discussed above under "Stock Based Compensation", the Model can produce a wide range of calculated values for our warrants.

Initial Value of Our Intellectual Property

In 1999, we were acquired by SYNSORB Biotech Inc. ("SYNSORB") through the purchase of all of our share capital for $2,500,000. In connection with this acquisition, the basis of accounting for the assets and liabilities was changed to reflect SYNSORB's cost of acquiring these assets and liabilities. This was achieved through the application of "push down" accounting. At the time, our major asset was our intellectual property; therefore the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment, permitted under GAAP, increased the value of our assets and shareholders' equity. As of December 31, 2006, the net book value of our original intellectual property was $583,333. Consequently, without the application of push down accounting the value of our intellectual property and shareholders' equity would be $583,333 lower than presented in the 2006 audited financial statements.

SELECTED ANNUAL INFORMATION

$	2006	2005	2004
Revenues	—	—	—
Interest income	**1,233,809**	783,456	699,757
Net loss (2)	**14,297,524**	12,781,831	12,956,119
Basic and diluted loss per share (2), (3)	**0.39**	0.39	0.45
Total assets (1), (3)	**33,565,692**	46,294,326	39,488,641
Total long term financial liabilities (4)	**150,000**	150,000	150,000
Cash dividends declared per share (5)	**Nil**	Nil	Nil

Notes:

(1) Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2006.

(2) Included in net loss and net loss per share is stock based compensation expense of $403,500 (2005 – $64,104; 2004 – $2,668,570).

(3) We issued 284,000 common shares for cash proceeds of $241,400 in 2006 (2005 – 4,321,252 common shares for cash proceeds of $18,780,189; 2004 – 4,685,775 common shares for cash proceeds of $23,495,961). In addition, 21,459 common shares were issued in 2004 as partial consideration for the cancellation of a portion of our contingent payments (see note 9 to the audited financial statements for 2006).

(4) The long-term debt recorded in 2006, 2005, and 2004 represents repayable loans from the Alberta Heritage Foundation.

(5) We have not declared or paid any dividends since incorporation.

RESULTS OF OPERATIONS

Net loss for the year ended December 31, 2006 was $14,297,524 compared to $12,781,831 and $12,956,119 for 2005 and 2004, respectively.

Research and Development Expenses ("R&D") $	2006	2005	2004
Manufacturing and related process development expenses	**4,508,882**	4,706,203	3,868,883
Clinical trial expenses	**2,726,331**	1,880,059	799,990
Pre-clinical trial expenses and collaborations	**1,127,612**	786,488	824,889
Cancellation of contingent payment obligation	**—**	—	400,000
Quebec scientific research and experimental development refund	**(52,344)**	—	(21,436)
Other R&D expenses	**2,225,208**	1,936,227	1,235,672
Research and development expenses	**10,535,689**	9,308,977	7,107,998

In 2006, R&D expenses were $10,535,689 compared to $9,308,977 and $7,107,998 in 2005 and 2004, respectively.

Manufacturing & Related Process Development ("M&P")

M&P expenses include product manufacturing expenses and process development. Production manufacturing expenses include third party direct manufacturing costs, quality control testing, and fill costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

$	2006	2005	2004
Product manufacturing expenses	**3,050,647**	4,326,577	2,212,586
Technology transfer expenses	**457,975**	—	656,346
Process development expenses	**1,000,260**	379,626	999,951
Manufacturing and related process development expenses	**4,508,882**	4,706,203	3,868,883

Our M&P expenses for 2006 were $4,508,882 compared to $4,706,203 and $3,868,883 for 2005 and 2004, respectively. In the first part of 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLYSIN®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process which we subsequently transferred to our cGMP manufacturer. Once this transfer was completed we began additional production runs in the later part of 2006 that will be used to supply our expanding Phase II and Phase I/II clinical trials. Our process development activity has now shifted focus to the examination of the potential scale up of our manufacturing process.

In 2005, we were focused on the production of REOLYSIN® that was to be used in our Phase I clinical trials. We entered into multiple cGMP and non-cGMP production runs throughout 2005 with our cGMP manufacturer. In 2004, we entered into an agreement to commence the manufacturing of REOLYSIN® and consequently incurred expenses associated with the technology transfer of our manufacturing process.



We expect that our M&P expenses in 2007 will decrease compared to 2006. We are expecting to enter into additional production run contracts to ensure a supply of REOLYSIN® and we expect to continue with process development activity that examines the potential scale up of our manufacturing process. We are also examining ways to reduce our economic dependence resulting from having only a single cGMP manufacturer. This might include building up a level of inventory, increasing the scale of each production run, engaging another cGMP manufacturer or manufacturing REOLYSIN® ourselves. Depending on how we mitigate our risk of economic dependence our expectation of our 2007 M&P expenses may change.

Clinical Trial Program

Clinical trial expenses include those costs associated with our clinical trial program in the U.S., U.K. and Canada as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient costs, contract research organization ("CRO") expenses, clinical trial site costs and other costs associated with our clinical trial program.

$	2006	2005	2004
Direct clinical trial expenses	**2,378,211**	1,683,120	649,405
Other clinical trial expenses	**348,120**	196,939	150,585
Clinical trial expenses	**2,726,331**	1,880,059	799,990

In 2006, we incurred costs directly associated with ongoing clinical trials of $2,378,211 compared to $1,683,120 and $649,405 for 2005 and 2004, respectively. In 2006, we completed enrollment in our U.S. and U.K. Phase I systemic trials and the Phase Ia portion of our U.K. combination REOLYSIN®/radiation clinical trial. As well, we received authorization to begin and commenced enrollment in our U.K. Phase II combination REOLYSIN®/radiation trial and continued to enroll in the Phase Ib portion of our Phase Ia/Ib U.K. combination REOLYSIN®/radiation trial and commenced enrollment in our U.S. Phase I/II recurrent malignant glioma trial.

In 2005, we were actively enrolling in four clinical trials compared to having only two ongoing studies in 2004. Also, we concluded our enrollment in the Canadian glioma study and incurred site closure expenses towards the end of 2005. In 2004, we provided a final update with respect to our T2 prostate cancer study and incurred site closure costs.

We expect our clinical trial expenses will continue to increase in 2007 compared to 2006. The increase in these expenses is expected to arise from enrollment in our existing clinical trials and enrollment related to the planned expansion into further clinical trials.

Pre-Clinical Trial Expenses and Research Collaborations

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and other viruses and identify potential licensing opportunities arising from our technology base.

$	2006	2005	2004
Research collaboration expenses	**1,064,692**	652,393	262,910
Pre-clinical trial expenses	**62,920**	134,095	561,979
Pre-clinical trial expenses and research collaborations	**1,127,612**	786,488	824,889

In 2006, our research collaboration expenses were $1,064,692 compared to $652,393 and $262,910 in 2005 and 2004, respectively. In 2006, we continued to expand the number of collaborations we entered into compared to 2005. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with chemotherapeutics and radiation, the use of new RAS active viruses as potential therapeutics, and to consider other uses of the reovirus as a therapeutic.

In 2005, we began expanding our collaborative activities and started to investigate the interaction of the reovirus with the immune system along with the use of the reovirus as a co-therapy with existing chemotherapies and radiation. In 2004, our collaborative activities included studies that used reovirus as a co-therapy in combination with existing chemotherapies and radiation.

In 2006, we incurred pre-clinical trial expenses of $62,920 compared to $134,095 and $561,979 in 2005 and 2004, respectively. Our pre-clinical trial activity changes from year to year as we move through our collaborative and development program.

In 2007, we expect that pre-clinical trial expenses and research collaborations will decline to levels incurred in 2005 and 2004. We expect to continue with our various collaborations in order to provide support for our expanding clinical trial program. As well, we may expand our collaborative activities to include other viruses.

Other Research and Development Expenses

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

$	2006	2005	2004
R&D consulting fees	**321,659**	675,530	290,135
R&D salaries and benefits	**1,548,418**	1,018,144	722,136
Other R&D expenses	**355,131**	242,553	223,401
Other research and development expenses	**2,225,208**	1,936,227	1,235,672

In 2006, our R&D consulting fees were $321,659 compared to $675,530 and $290,135 in 2005 and 2004, respectively. In each of the last three years, we incurred consulting activity associated with our ongoing clinical trials and assistance with our clinical trial applications. In 2005, we incurred similar consulting activity as well as activity associated with our scientific advisory board and the hiring of our Chief Medical Officer.

Our R&D salaries and benefits were $1,548,418 compared to $1,018,144 and $722,136 in 2005 and 2004, respectively. The increase is a result of increases in salary levels along with the hiring of our Chief Medical Officer in the third quarter of 2005.

In 2007, we expect that our Other R&D expenses will remain consistent with 2006. We expect that salaries and benefits will

increase in 2007 to reflect increasing compensation levels. Our R&D consulting fees should remain consistent with 2006 levels. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and Phase II clinical trial studies possibly causing our R&D consulting expenses to increase.

Operating Expenses	$ 2006	2005	2004
Public company related expenses	2,494,803	2,156,614	1,910,611
Office expenses	1,135,341	926,758	893,058
Operating expenses	3,630,144	3,083,372	2,803,669

In 2006, we incurred operating expenses of $3,630,144 compared to $3,083,372 and $2,803,669 in 2005 and 2004, respectively. The reason for the change is as follows:

Public company related expenses include costs associated with investor relations activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2006, we incurred public company related expenses of $2,494,803 compared to $2,156,614 and $1,910,611 in 2005 and 2004, respectively. The increase in public company related expenses has been a result of incurring financial advisory services, executive search consulting fees associated with the appointment of two new directors and an increase in our investor relations activity in 2006 compared to 2005 and 2004.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2006, we incurred office expenses of $1,135,341 compared to $926,758 and $893,058 in 2005 and 2004, respectively. Our office expense activity has remained consistent over the last three years with increases mainly due to increased compensation levels and a general increase in office costs.

Stock Based Compensation	$ 2006	2005	2004
Stock based compensation	403,550	64,104	2,668,570

Non-cash stock based compensation recorded for 2006 was $403,550 compared to $64,104 and $2,668,570 in 2005 and 2004, respectively. This expense is associated with the granting of stock options to our employees, directors, and certain consultants and in 2006 there was an increase in the number of options granted due to the two newly appointed directors compared to 2005.

Foreign Exchange Loss (Gain)	$ 2006	2005	2004
Foreign exchange loss (gain)	35,270	253,608	358,068

We acquire investments in foreign currency to pay for anticipated expenses that are to be incurred in the U.S. and the U.K. As a result of fluctuations in the Canadian dollar relative to the U.S. dollar and British pound, we recorded a foreign exchange loss of $35,270 compared to $253,608 and $358,068 in 2005 and 2004, respectively.

Sale of Investments	$	2006	2005	2004
Gain on partial sale of investment in BCY LifeSciences Inc.		—	(765)	(34,185)
Net gain from sale of investments		—	(765)	(34,185)

BCY LifeSciences Inc. ("BCY")

In 2005, we sold 120,000 (2004 – 697,945) common shares of BCY for net cash proceeds of $7,965 (2004 – $133,609). This resulted in an accounting gain of $765 (2004 – $34,185).

Commitments

As at December 31, 2006, we are committed to payments totaling $650,000 during 2007 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2006				2005			
$	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Interest Income	286	320	335	292	160	211	168	245
Net loss [3]	4,890	3,425	2,988	2,995	3,941	3,510	2,955	2,377
Basic and diluted loss per common share [3]	0.13	0.09	0.08	0.08	0.12	0.11	0.09	0.07
Total assets [1], [4]	33,566	37,980	40,828	43,660	46,294	34,538	38,081	40,519
Total cash [2], [4]	27,614	31,495	34,501	37,687	40,406	28,206	31,975	34,713
Total long-term debt [5]	150	150	150	150	150	150	150	150
Cash dividends declared [6]	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2006.

(2) Included in total cash are cash and cash equivalents plus short-term investments.

(3) Included in net loss and loss per common share between December 2006 and January 2004 are quarterly stock based compensation expenses of $109,670, $34,671, $222,376, $36,833, $38,152, $4,173, $8,404, and $13,375, respectively.

(4) We issued 284,000 common shares for cash proceeds of $241,400 during 2006 (2005 – 4,321,252 common shares for cash proceeds of $18,789,596).

(5) The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation.

(6) We have not declared or paid any dividends since incorporation.

FOURTH QUARTER

Statement of loss for the three month period ended December 31, 2006 and 2005

[unaudited] $	2006	2005
Expenses		
Research and development expenses	**3,953,002**	2,809,943
Operating expenses	**840,497**	973,470
Stock based compensation	**109,670**	38,152
Foreign exchange loss (gain)	**37,973**	55,127
Amortization – intellectual property	**226,150**	206,268
Amortization – property and equipment	**9,258**	17,440
	5,176,550	4,100,400
Interest income	**(286,445)**	(159,841)
Net loss	**4,890,105**	3,940,559

FOURTH QUARTER REVIEW OF OPERATIONS

For the three month period ended December 31, 2006, our net loss was $4,890,105 compared to $3,940,559 for the three month period ended December 31, 2005. The reasons for the increase are as follows:

Research and Development Expenses ("R&D") (unaudited)

$	2006	2005
Manufacturing and related process development expenses ("M&P")	**1,757,675**	1,121,774
Clinical trial expenses	**805,864**	725,382
Pre-clinical trial expenses and research collaborations	**436,058**	262,015
Other R&D expenses	**953,405**	700,772
Research and development expenses	**3,953,002**	2,809,943

Our R&D expenses were $3,953,002 in the fourth quarter of 2006 compared to $2,809,943 in the fourth quarter of 2005.

Manufacturing & Related Process Development ("M&P") (unaudited) $	2006	2005
Product manufacturing expenses	**1,491,554**	951,667
Process development expenses	**266,121**	170,107
Manufacturing and related process development expenses	**1,757,675**	1,121,774



Our M&P expenses increased to $1,757,675 in the fourth quarter of 2006 compared to $1,121,774 in the fourth quarter of 2005. In the fourth quarter of 2006, we increased our manufacturing activity compared to the fourth quarter of 2005 in order to supply our expanding clinical trial program.

Our process development costs were $266,121 in the fourth quarter of 2006 compared to $170,107 in the fourth quarter of 2005. In the fourth quarter of 2006, our process development activity focused on the scale up of our manufacturing process. In the fourth quarter of 2005, our process development activities related to the improvement of process yields.

Clinical Trial Program (unaudited) $	2006	2005
Direct clinical trial expenses	**595,072**	665,582
Other clinical trial expenses	**210,792**	59,800
Clinical trial expenses	**805,864**	725,382

Our clinical trial expenses for the fourth quarter of 2006 were $805,864 compared to $725,382 for the fourth quarter of 2005. In the fourth quarter of 2006, we were actively enrolling patients in three clinical trials which included our U.K. Phase II combination REOLYSIN®/radiation trial, the Phase Ib portion of our U.K. Phase Ia/Ib combination REOLYSIN®/radiation trial and our U.S. Phase I/II recurrent malignant glioma trial. As well, we incurred activity associated with new clinical trial applications and clinical trial site selection. In the fourth quarter of 2005, we were actively enrolling patients in three clinical trials in the U.S. and the U.K. and incurred clinical trial site closure costs associated with the Canadian malignant glioma trial.

Pre-Clinical Trial Expenses and Research Collaborations (unaudited) $	2006	2005
Research collaboration expenses	**430,493**	224,673
Pre-clinical trial expenses	**5,565**	37,342
Pre-clinical trial expenses and research collaborations	**436,058**	262,015

Our pre-clinical trial expenses and research collaborations were $436,058 in the fourth quarter of 2006 compared to $262,015 in the fourth quarter of 2005. In the fourth quarter of 2006 and 2005, our research collaboration activity continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with chemotherapeutics and radiation. In the fourth quarter of 2006, we increased the number of collaborations we entered into compared to the fourth quarter of 2005.

Other Research and Development Expenses (unaudited) $	2006	2005
R&D consulting fees	**187,009**	124,936
R&D salaries and benefits	**641,303**	455,771
Other R&D expenses	**125,093**	120,065
Other research and development expenses	**953,405**	700,772

Our other research and development expenses were $953,405 in the fourth quarter of 2006 compared to $700,772 for the fourth quarter of 2005. The increase mainly related to additional regulatory consulting and an increase in annual bonuses paid to officers in the fourth quarter of 2006 compared to the fourth quarter of 2005.

Operating Expenses (unaudited)

$	2006	2005
Public company related expenses	**487,338**	672,010
Office expenses	**353,159**	301,460
Operating expenses	**840,497**	973,470

Our operating expenses in the fourth quarter of 2006 were $840,497 compared to $973,470 in the fourth quarter of 2005. The decline in operating expenses corresponds to a reduction in professional and investor relations fees.

Stock Based Compensation (unaudited)

$	2006	2005
Stock based compensation	**109,670**	38,152

Our non-cash stock based compensation recorded in the fourth quarter of 2006 was $109,670 compared to $38,152 in the fourth quarter of 2005. The stock based compensation expense in the fourth quarter of 2006 related to the granting of options to directors and employees and the vesting of previously granted options. In the fourth quarter of 2005, stock based compensation expense related to the vesting of previously granted options.

FINANCING ACTIVITIES

In 2006 we issued 284,000 common shares for cash proceeds of $241,400 relating to the exercise of stock options.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As at December 31, 2006, we had cash and cash equivalents (including short-term investments) and working capital positions of $27,613,748 and $25,719,870, respectively, compared to $40,406,167 and $39,301,444, respectively, for 2005. The decrease in 2006 reflects the cash usage from operating activities and the expenditures on intellectual property of $12,155,372 and $842,610, respectively with cash inflows of $241,400 from the exercise of stock options. This is in line with our 2006 estimate of cash usage of less than $1,200,000 per month.

In February 2007, we increased our cash resources through the sale of 4,000,000 units for net proceeds of approximately $10,590,000. Each unit consisted of one of our common shares and one half of one common share purchase warrant with an exercise price of $3.50 expiring on February 22, 2010. As part of the transaction, we granted an over-allotment option of 600,000 units to the underwriter that, if not exercised, expires on March 24, 2007.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. In 2007, we are expecting to expand our clinical trial program to include additional co-therapy clinical trials and Phase II clinical trials. We are also expecting to continue with our collaborative studies pursuing support for our future clinical trial program. Therefore, we will also need to ensure that we have enough REOLYSIN® to supply our expanding clinical trial and collaborative programs. We presently estimate the cash usage in 2007 to increase to $1,400,000 per month and we believe our existing capital resources (subsequent to the recent financing activity) are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI's R&D activity, and the level of pre-clinical activity undertaken.

In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.

Capital Expenditures

We spent $842,610 on intellectual property in 2006 compared to $1,033,035 in 2005. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from fluctuations in the Canadian dollar as our patent costs are typically incurred in U.S. currency. During 2006, four U.S. patents and one Canadian patent were issued. At the end of 2006, we exited with a total of 17 U.S., five Canadian and three European patents. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.

Contractual Obligations

We have the following contractual obligations as at December 31, 2006:

			Payments Due by Period			
Contractual Obligations	**$**	**Total**	**Less than 1 year**	**1 -3 years**	**4 – 5 years**	**After 5 years**
Long term debt [1]		150,000	—	—	—	150,000
Capital lease obligation		Nil	—	—	—	—
Operating leases [2]		394,983	89,430	178,860	126,693	—
Purchase obligation		650,000	650,000	—	—	—
Other long term obligation		Nil	—	—	—	—
Total contractual obligation		1,194,983	739,430	178,860	126,693	150,000

Note:

(1) Our long term debt is a $150,000 loan from the Alberta Heritage Foundation. Repayments are required upon the realization of sales (see note 6 of the Company's audited 2006 financial statements).

(2) Our operating leases are comprised of our office lease and exclude our portion of operating costs.

We intend to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. As of December 31, 2006, we had $24,122,237 invested under this policy, currently earning interest at an effective rate of 4.0%.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2006, we have not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2006 and 2005, we did not enter into any related party transactions.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We do not use financial derivatives or "other financial instruments".

RISK FACTORS AFFECTING FUTURE PERFORMANCE

All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the "FDA") or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations Oncolytics Biotech Inc., alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

- the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;
- preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;
- manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;
- proprietary rights of third parties or competing products or technologies may preclude commercialization;
- requisite regulatory approvals for the commercial distribution of products may not be obtained; and
- other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application ("NDA") or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical



intermediates for use in our customers' drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by us will have to comply with the FDA's current Good Manufacturing Practices ("cGMP") and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2006, we had an accumulated deficit of $65.0 million and we incurred net losses of $14.3 million, $12.8 million, and $13.0 million, for the years ended December 31, 2006, 2005, and 2004, respectively. We anticipate that we will continue to incur significant losses during 2007 and in the foreseeable future. We will not reach profitability until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

As of December 31, 2006, we had cash and cash equivalents (including short-term investments) of $27.6 million and working capital of approximately $25.7 million. On February 22, 2007 we received net proceeds of approximately $10,590,000 from

the issuance of 4,000,000 units at a price of $3.00 per unit. Each unit consisted of one common share and one half of one common share purchase warrant (see – "Recent 2007 Progress"). We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance has become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the Great British pound ("GBP"). Over the past few years the Canadian dollar has appreciated relative to the U.S. dollar and the GBP thereby decreasing the Canadian dollar equivalent. However, if this trend reverses, our Canadian dollar equivalent costs will increase. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

OTHER MD&A REQUIREMENTS

We have 40,520,748 common shares outstanding at March 2, 2007. If all of our warrants (4,672,000) and options (3,637,950) were exercised we would have 48,830,698 common shares outstanding.

Our 2006 Annual Information Form is available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2006, and has concluded that such internal control over financial reporting is effective as of December 31, 2006. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As this report is required for U.S. reporting purposes, and we are a "foreign private issuer" as defined in Rule 3b-4 of the U.S. Securities and Exchange Act of 1934, as amended, and we are not a "large accelerated filer", our auditors have not attested to management's evaluation of internal controls over financial reporting for the year ended December 31, 2006.

Changes in Internal Controls over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation and presentation of the financial statements, Management's Discussion and Analysis ("MD&A") and all other information in the Annual Report.

In management's opinion, the accompanying financial statements have been properly prepared with reasonable limits of materiality and within the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer will certify to our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers' Annual Interim Filings) and in the United States by the *Sarbanes-Oxley Act*.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements and MD&A before they are presented to the Board of Directors for approval.

Brad Thompson, PhD
Chairman, President and CEO

Doug Ball, CA
Chief Financial Officer



AUDITORS' REPORT

To the Shareholders of Oncolytics Biotech Inc.

We have audited the balance sheets of Oncolytics Biotech Inc. as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Calgary, Canada
February 23, 2007

Ernst & Young LLP
Chartered Accountants

BALANCE SHEETS

As at December 31	$	2006	2005
Assets			
Current			
Cash and cash equivalents		**3,491,511**	3,511,357
Short-term investments		**24,122,237**	36,894,810
Accounts receivable		**84,003**	47,390
Prepaid expenses		**638,540**	540,368
		28,336,291	40,993,925
Property and equipment [note 4]		**149,596**	189,863
Intellectual property [note 5]		**5,079,805**	5,110,538
		33,565,692	46,294,326
Liabilities and Shareholders' Equity			
Current			
Accounts payable and accrued liabilities		**2,616,421**	1,692,481
Alberta Heritage Foundation loan [note 6]		**150,000**	150,000
Commitments and contingency [notes 7 and 8]			
Shareholders' equity			
Share capital [note 9]			
Authorized: unlimited			
Issued: 36,520,748 (2005 – 36,236,748)		**83,083,271**	82,841,871
Warrants [note 9]		**4,216,740**	4,429,932
Contributed surplus [notes 2, 10 and 11]		**8,529,326**	7,912,584
Deficit		**(65,030,066)**	(50,732,542)
		30,799,271	44,451,845
		33,565,692	46,294,326

See accompanying notes

On behalf of the Board:

Fred Stewart
Director

Jim Dinning
Director

STATEMENTS OF LOSS AND DEFICIT

For the periods ended December 31 $	2006	2005	2004	Cumlative from inception on April 2, 1998 to December 31, 2006
Revenue				
Rights revenue	—	—	—	310,000
	—	—	—	310,000
Expenses				
Research and development [note 8]	**10,535,689**	9,308,977	7,107,998	43,371,194
Operating	**3,630,144**	3,083,372	2,803,669	16,770,581
Stock based compensation [note 10]	**403,550**	64,104	2,668,570	4,165,649
Foreign exchange loss	**35,270**	253,608	358,068	648,848
Amortization – intellectual property	**874,043**	786,459	686,717	4,036,834
Amortization – capital assets	**52,637**	69,532	65,039	407,683
	15,531,333	13,566,052	13,690,061	69,400,789
	15,531,333	13,566,052	13,690,061	69,090,789
Interest income	**(1,233,809)**	(783,456)	(699,757)	(4,803,005)
Gain on sale of BCY LifeSciences Inc. [note 18]	**—**	(765)	(34,185)	(299,403)
Loss on sale of Transition Therapeutics Inc.	**—**	—	—	2,156,685
Loss before taxes	**14,297,524**	12,781,831	12,956,119	66,145,066
Future income tax recovery [note 13]	**—**	—	—	(1,115,000)
Net loss for the year	**14,297,524**	12,781,831	12,956,119	65,030,066
Deficit, beginning of year	**50,732,542**	37,950,711	24,994,592	—
Deficit, end of year	**65,030,066**	50,732,542	37,950,711	65,030,066
Basic and diluted loss per share [note 12]	**(0.39)**	(0.39)	(0.45)	

See accompanying notes

STATEMENTS OF CASH FLOWS

For the periods ended December 31 $	2006	2005	2004	Cumlative from inception on April 2, 1998 to December 31, 2006
Operating Activities				
Net loss for the year	**(14,297,524)**	(12,781,831)	(12,956,119)	(65,030,066)
Deduct non-cash items				
Amortization – intellectual property	**874,043**	786,459	686,717	4,036,834
Amortization – capital assets	**52,637**	69,532	65,039	407,683
Stock based compensation [note 10]	**403,550**	64,104	2,668,570	4,165,649
Other non-cash items [note 17]	**—**	224,508	379,895	1,383,537
Net changes in non-cash working capital [note 17]	**811,922**	584,766	(69,065)	1,904,921
Cash used in operating activities	**(12,155,372)**	(11,052,462)	(9,224,963)	(53,131,442)
Investing Activities				
Intellectual property	**(842,610)**	(1,033,035)	(958,809)	(5,499,280)
Capital assets	**(35,837)**	(61,309)	(15,230)	(623,348)
Purchase of short-term investments	**(1,035,427)**	(22,195,253)	(6,777,179)	(48,119,467)
Redemption of short-term investments	**13,808,000**	6,656,746	3,114,000	23,578,746
Investment in BCY LifeSciences Inc.	**—**	7,965	133,609	464,602
Investment in Transition Therapeutics Inc.	**—**	—	—	2,532,343
Cash used in investing activities	**11,894,126**	(16,624,886)	(4,503,609)	(27,666,404)
Financing Activities				
Alberta Heritage Foundation loan	**—**	—	—	150,000
Proceeds from exercise of stock options and warrants	**241,400**	3,384,787	8,121,296	15,208,468
Proceeds from private placements	**—**	15,395,402	6,223,763	38,137,385
Proceeds from public offerings	**—**	—	9,150,902	30,793,504
Cash provided by financing activities	**241,400**	18,780,189	23,495,961	84,289,357
Increase (decrease) in cash and cash equivalents during the period	**(19,846)**	(8,897,159)	9,767,389	3,491,511
Cash and cash equivalents, beginning of the period	**3,511,357**	12,408,516	2,641,127	—
Cash and cash equivalents, end of the period	**3,491,511**	3,511,357	12,408,516	3,491,511
Cash interest received	**940,100**	993,097	459,757	

See accompanying notes

December 31, 2006 and 2005.

1. Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the "Company" or "Oncolytics") was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. The Company's main project is the development of REOLYSIN®, a product that may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2. Basis of Financial Statement Presentation

On April 21, 1999, SYNSORB Biotech Inc. ("SYNSORB") purchased all of the shares of the Company. In connection with the acquisition, the basis of accounting for the assets and liabilities of Oncolytics was changed to reflect SYNSORB's cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYNSORB's purchase cost in the financial statements of the Company). The amount by which SYNSORB's purchase price exceeded the underlying net book value of the Company's assets and liabilities at April 21, 1999 was $2,500,000. Such amount has been credited to contributed surplus and charged to intellectual property which will be amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999 SYNSORB's ownership has been diluted through public offerings of the Company's common shares, sales of the Company's shares by SYNSORB and a distribution of SYNSORB'S ownership interest in the Company to its shareholders [note 18]. As a result, SYNSORB no longer has any ownership in the Company.

3. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These policies are, in all material respects, in accordance with United States generally accepted accounting principles except as disclosed in note 19. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the Company's financial statements include the assessment of the net realizable value of long lived assets and the amortization period of intellectual property.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances with the Company's bank including interest bearing deposits earning an average interest rate of 3.7% (2005 – 2.9%).

Short-term investments

Short-term investments, consisting primarily of bankers' acceptances, treasury bills and bonds, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value and with original maturities less than two years at the time of purchase, and are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.

Capital assets

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight line over the term of the lease

Intellectual property

External costs relating to the Company's patents are recorded at cost, net of recoveries. Amortization of intellectual property is on a straight-line basis over the lesser of the patents' legal life or its estimated useful life (currently estimated to be 10 years) and begins on the earlier of a patent being granted or its utilization. The Company assesses potential impairment of its intellectual property when any events that might give rise to impairment are known to the Company by measuring the expected net recovery from products based on the use of the intellectual property.

Foreign exchange

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the year.

Research and development

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

Loss per common share

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

The Company uses the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding "in the money" options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.



Stock option plan

The Company has one stock option plan (the "Plan") available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is determined at the discretion of the Board and the expiration of options is to be no greater than ten years from the date of grant.

Stock based compensation

Officers, Directors and Employees

Effective January 1, 2003, the Company prospectively adopted the fair value based method of accounting for employee awards granted under its stock option plan (see note 10). The Company calculates the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option's vesting period on a straight line basis. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted in 2002, been based on the fair value method of accounting for stock based compensation:

$	2006	2005	2004
Reported net loss	**14,297,524**	12,781,831	12,956,119
Compensation expense	**—**	983	4,425
Pro forma net loss	**14,297,524**	12,782,814	12,960,544
Reported basic and diluted net loss per share	**(0.39)**	(0.39)	(0.45)
Pro forma basic and diluted net loss per share	**(0.39)**	(0.39)	(0.45)

As this policy has been applied prospectively, comparative information has not been restated.

Non-employees

Stock based compensation to non-employees is recorded at the fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

Future Changes in Accounting Policy

Financial Instruments

On January 1, 2007, the Company will prospectively adopt the new Canadian accounting standards for financial instruments and comprehensive income. These new accounting standards will impact our accounting policy for investment securities. The new rules will require the Company to classify these securities as held-to-maturity or available-for-sale. Available-for-sale securities will be measured at fair value with gains and losses recorded in a new section of shareholders' equity called other comprehensive income. There will be no change in accounting for held-to-maturity securities. The Company does not expect these standards to have a significant impact on its financial statements upon adoption as the Company's short-term investments are expected to be classified as held-to-maturity securities.

4. Property and Equipment

$		2006	
	Cost	Accumulated Amortization	Net Book Value
Medical equipment	**30,201**	**11,382**	**18,819**
Office equipment	**32,818**	**19,758**	**13,060**
Office furniture	**97,160**	**55,999**	**41,161**
Computer equipment	**185,955**	**109,399**	**76,556**
Leasehold improvements	**99,830**	**99,830**	**—**
	445,964	**296,368**	**149,596**

$		2005	
	Cost	Accumulated Amortization	Net Book Value
Medical equipment	30,201	7,178	23,023
Office equipment	27,869	17,627	10,242
Office furniture	91,080	49,840	41,240
Computer equipment	167,111	84,561	82,550
Leasehold improvements	117,333	84,525	32,808
	433,594	243,731	189,863

In 2005, the Company donated the medical equipment used in its Canadian glioma clinical trial to the clinical trial site. The amount of the donation was $66,069 and equates to the net book value of the medical equipment donated. This amount has been recorded as a clinical trial cost within research and development expenses.

5. Intellectual Property

$	Cost	2006 Accumulated Amortization	Net Book Value
Intellectual property	**9,116,637**	**4,036,832**	**5,079,805**

$	Cost	2005 Accumulated Amortization	Net Book Value
Intellectual property	8,273,328	3,162,790	5,110,538

6. Alberta Heritage Foundation Loan

The Company has received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

7. Commitments

The Company is committed to payments totaling $650,000 during 2007 for activities related to its clinical trial program and collaborations. As at December 31, 2006, there were no commitments beyond 2007.

The Company is committed to monthly rental payments (excluding the Company's portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.

Under a clinical trial agreement entered into with the Alberta Cancer Board ("ACB"), the Company has agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. The Company agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum commencing with the sale of product.

8. Contingency

During 1999, the Company entered into an agreement that assumed certain obligations (the "Assumption Agreement") in connection with a Share Purchase Agreement (the "Agreement") between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

As of December 31, 2006, a milestone payment for $1.0 million will be due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five

founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

9. Share Capital

Authorized: Unlimited number of no par value common shares

Issued:	Shares		Warrants	
	Number	**Amount $**	**Number**	**Amount $**
Balance, December 31, 1998	2,145,300	4	—	—
Issued on exercise of stock options	76,922	77	—	—
	2,222,222	81	—	—
July 29, 1999 share split [a]	6,750,000	81	—	—
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) [b]	1,500,000	855,000	—	—
Issued for cash pursuant to August 24, 1999 private placement	1,399,997	1,049,998	—	—
Issued on initial public offering (net of share issue costs of $317,897) [c]	4,000,000	3,082,103	—	—
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	—	—
Balance, December 31, 1999	13,669,997	5,002,182	—	—
Issued on exercise of stock options and warrants	573,910	501,010	—	—
Issued for cash pursuant to July 17, 2000 private placement [d]	244,898	2,998,645	—	—
Issued on public offering (net of share issue costs of $998,900) [e]	3,000,000	13,101,100	—	—
Balance, December 31, 2000	17,488,805	21,602,937	—	—
Issued on exercise of stock options and warrants	1,702,590	2,210,016	—	—
Balance, December 31, 2001	19,191,395	23,812,953	—	—



Issued:	Shares Number	Shares Amount $	Warrants Number	Warrants Amount $
Balance, December 31, 2001	19,191,395	23,812,953	—	—
Issued on exercise of stock options	40,000	34,000	—	—
Issued on acquisition of the interest in Transition Therapeutics Inc. [note 8]	1,913,889	4,689,028	—	—
Issued for cash pursuant to December 11, 2002 private placement [f]	1,000,000	1,896,714	550,000	114,286
Share issue costs	—	(241,123)	—	—
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement [g]	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement [h]	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement [i]	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering [j]	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—
Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement [k]	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering [l]	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 10]	21,459	150,000	—	—
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)
Expired warrants	—	—	(6,700)	(2,827)
Exercise of options	197,500	778,951	—	—
Share issue costs	—	(1,796,758)	—	—
Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement [m]	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	—	—	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	—	—
Share issue costs	—	(1,689,398)	—	—
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	—	—
Expired warrants	—	—	(112,800)	(213,192)
Balance, December 31, 2006	**36,520,748**	**83,083,271**	**2,672,000**	**4,216,740**

(a) Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b) Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c) Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d) Pursuant to the private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

(e) Pursuant to a special warrant offering, the Company sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f) Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, the Company issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(g) Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(h) Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(i) Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(j) Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, the Company issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(k) Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(l) Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until November 23, 2007. Share issue costs related to this public offering were $1,063,890. In addition, the Company issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(m) Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, the Company issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

The following table summarizes the weighted average assumptions used in the Black Scholes Model with respect to the valuation of warrants and broker warrants issued in those years:

	2006	2005	2004	2003	2002
Risk-free interest rate	—	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	—	1.92	1.39	0.76	1.00
Volatility in the price of the Company's shares	—	66%	71%	72%	57%
Dividend yield	—	Zero	Zero	Zero	Zero

The following table summarizes the Company's outstanding warrants as at December 31, 2006:

Exercise Price $	Outstanding, Beginning of the year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding End of Year	Weighted Average Remaining Contractual Life (Years)
5.65	320,000	—	—	—	320,000	2.00
6.15	1,600,000	—	—	—	1,600,000	2.00
7.06	112,800	—	—	112,800	—	—
8.00	752,000	—	—	—	752,000	0.90
	2,784,800	—	—	112,800	2,672,000	1.74

10. Stock Based Compensation

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at December 31:

	2006 Stock Options	2006 Weighted Average Share Price $	2005 Stock Options	2005 Weighted Average Share Price $
Outstanding at beginning of year	3,634,550	4.66	3,805,550	4.39
Granted during year	187,400	3.08	200,000	3.18
Cancelled during year	—	—	(21,000)	—
Exercised during year	(284,000)	0.85	(350,000)	0.85
Outstanding at end of year	3,537,950	4.88	3,634,550	4.66
Options exercisable at end of year	3,355,450	4.98	3,387,050	4.77

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

Range of Exercise Prices $	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.75 – 1.00	348,550	2.8	0.85	348,550	0.85
1.65 – 2.37	368,400	6.9	1.95	348,400	1.95
2.70 – 3.33	728,750	7.0	3.13	578,750	3.12
4.00 – 5.00	1,240,750	7.8	4.86	1,228,250	4.86
6.77 – 9.76	708,500	5.2	8.66	708,500	8.66
12.15 – 13.50	143,000	3.8	12.63	143,000	12.63
	3,537,950	6.4	4.88	3,355,450	4.98

Options granted vest immediately or annually over one, three or four years at the discretion of the Board. The Company has reserved 3,538,461 common shares for issuance relating to outstanding stock options.

As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $403,550 (2005 – $43,886; 2004 – $2,537,088) and $nil (2005 – $20,218; 2004 – $131,482) respectively with an offsetting credit to contributed surplus.

The estimated fair value of stock options issued during the year was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2006	2005	2004
Risk-free interest rate	**4.08%**	3.27%	2.83%
Expected hold period to exercise	**3.5 years**	3.5 years	2 years
Volatility in the price of the Company's shares	**63%**	64%	71%
Dividend yield	**Zero**	Zero	Zero
Weighted average fair value of options	**$1.46**	$1.51	$2.26

11. Contributed Surplus

The following table summarizes the change in contributed surplus for the period ending December 31:

$	2006	2005
Balance, beginning of year	**7,912,584**	6,351,966
Expired warrants	**213,192**	1,496,514
Stock based compensation	**403,550**	64,104
Exercise of stock options	**—**	—
Balance end of year	**8,529,326**	7,912,584

12. Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2006 of 36,346,266 (2005 – 32,804,540; 2004 – 29,028,391). The effect of any potential exercise of the Company's stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

13. Income Taxes

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before tax as follows:

$	**2006**	2005	2004
Loss before taxes	**(14,297,524)**	(12,783,356)	(12,956,119)
Statutory Canadian corporate tax rate	**29.00%**	33.60%	33.87%
Anticipated tax recovery	**(4,146,282)**	(4,295,208)	(4,388,238)
Non-taxable portion of net capital loss (gain)	**—**	(129)	(16,717)
Employee stock based compensation	**117,030**	21,539	903,845
Cancellation of contingent payment obligation settled in common shares	**—**	—	50,805
Change in tax rate	**2,276,597**	102,309	242,119
Tax return adjustment	**(5,414)**	78,995	(43,509)
Non-deductible expenses	**10,440**	8,113	8,976
Change in valuation allowance [a]	**(1,747,629)**	4,084,381	3,242,719
Future income tax recovery	**—**	—	—

(a) As of December 31, 2006, the Company has non-capital losses for income tax purposes of approximately $46,246,000 which are available for application against future taxable income and expire in 2007 ($1,033,000), 2008 ($2,898,000), 2009 ($4,483,000), 2010 ($4,483,000), 2014 ($9,075,000), 2015 ($11,550,000) and 2016 ($12,612,000). In addition to the loss carry forward amounts above, the Company has scientific research and development claims and related investment tax credits of approximately $9,325,137 and $2,169,638 respectively as at December 31, 2006 which are available for application against future taxable income. The potential benefits resulting from these tax pools have been recognized in the financial statements only to the extent they are more likely than not of being realized.

The components of the Company's future income tax asset are as follows:

$	**2006**	2005
Non-capital loss carryforwards	**13,378,880**	11,483,387
Scientific research and development	**2,704,290**	2,745,133
Investment tax credits	**1,540,443**	1,418,083
Net capital loss carryforwards	**244,966**	283,822
Undepreciated capital costs in excess of book value of capital assets and intellectual property	**553,156**	325,377
Share issue costs	**428,965**	772,133
Valuation allowance	**(18,850,700)**	(17,027,935)
Future tax asset	**—**	—

14. Indemnification

The Company's corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors' and officers' insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage; however there is no guarantee that all indemnification payments will be covered under the Company's existing insurance policies.

There is no pending litigation or proceeding involving any officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

15. Financial Instruments

Financial instruments of the Company consist of cash and cash equivalents, short term investments, accounts receivable, investments, accounts payable, and the Alberta Heritage Foundation loan. As at December 31, 2006, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk

The Company is exposed to credit risk on its short-term investments in the event of non-performance by counterparties, but does not anticipate such non-performance. The Company mitigates its exposure to credit risk by restricting its portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Interest rate risk

The Company earns interest on its fixed rate short-term investments of 4.0% (2005 – 2.9%; 2004 – 2.3%) and is therefore exposed to interest rate risk from fluctuations in short-term interest rates.

Foreign exchange risk

The Company purchases goods and services denominated primarily in Canadian, U.S. and U.K. currencies. To manage its foreign exchange risk, the Company, from time to time, acquires short-term investments denominated in these securities.

16. Economic Dependence

The Company contracts the production and currently receives its supplies of REOLYSIN® from one toll manufacturer based in the United Kingdom. There are a limited number of potential producers and suppliers of REOLYSIN®. As a result, any significant disruption of the services provided by this toll manufacturer has the potential to delay the progress of the Company's clinical trial program. Management is aware of and is taking actions to minimize this exposure.

17. Additional Cash Flow Disclosure

Net Change In Non-Cash Working Capital $	2006	2005	2004	Cumlative from inception on April 2, 1998 to December 31, 2006
Change in:				
Accounts receivable	**(36,613)**	377	16,457	(84,003)
Prepaid expenses	**(98,172)**	(290,003)	(93,528)	(638,540)
Accounts payable and accrued liabilities	**923,940**	743,223	64,330	2,616,421
Change in non-cash working capital	**789,155**	453,597	(12,741)	1,893,878
Net change associated with investing activities	**22,767**	131,169	(56,324)	11,043
Net change associated with operating activities	**811,922**	584,766	(69,065)	1,904,921

Other Non-Cash Items $	2006	2005	2004	Cumlative from inception on April 2, 1998 to December 31, 2006
Foreign exchange loss	**—**	159,204	264,080	425,186
Donation of medical equipment [note 4]	**—**	66,069	—	66,069
Loss on sale of Transition Therapeutics Inc.	**—**	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	**—**	(765)	(34,185)	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 8]	**—**	—	150,000	150,000
Future income tax recovery	**—**	—	—	(1,115,000)
	—	224,508	379,895	1,383,537

18. BCY LifeSciences Inc.

On May 7, 2002, the shareholders of SYNSORB and the Company approved an arrangement whereby the Company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the Company with 1,500,000 common shares of BCY LifeSciences Inc. ("BCY") along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the Company. The Company received 200,000 of these 400,000 common shares on November 27, 2002. These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus. On April 23, 2002, the Company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the Company held a total of 2,394,445 BCY shares.

During 2005, the Company sold 120,000 (2004 – 697,945; 2003 – 1,496,500) of its BCY shares for net cash proceeds of $7,965 (2004 – $133,609; 2003 – $450,151) recording a gain on sale of investment of $765 (2004 – $34,185; 2003 – $264,453). As at December 31, 2006, the Company's remaining ownership in BCY was 80,000 common shares with a book value of $4,800 and has been classified as a short term investment. The warrants expired out of the money.

19. Reconciliation of Canadian GAAP to U.S. GAAP

The financial statements of the Company are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

Year ended December 31,	Notes	$ 2006	2005	2004	Cumulative from inception on April 2, 1998 to December 31, 2006
Net loss — Canadian GAAP	(2)	**14,297,524**	12,781,831	12,956,119	65,030,066
Amortization of intellectual property	(1)	**(361,500)**	(361,500)	(361,500)	(2,711,250)
Future income tax recovery	(1)	**—**	—	—	1,115,000
Net and comprehensive loss – U.S. GAAP		**13,936,024**	12,420,331	12,594,619	63,433,816
Basic and diluted loss per common share – U.S. GAAP		**(0.38)**	(0.38)	(0.43)	—

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:

	Notes	December 31, 2006 Canadian GAAP	U.S. GAAP	December 31, 2005 Canadian GAAP	U.S. GAAP
Intellectual property	(1)	**5,079,805**	**4,176,055**	5,110,538	3,845,288
Future income taxes	(1)	**—**	**—**	—	—
Contributed surplus	(1)	**6,816,793**	**4,316,793**	6,413,243	3,913,243
Deficit	(1)	**65,030,066**	**63,433,816**	50,732,542	49,497,792

1. **"Push-Down" Accounting and In Process Research and Development**

   In process research and development of $2,500,000 recorded as a consequence of SYNSORB's acquisition of the Company's shares comprises intangible assets related to research and development activities. Under U.S. GAAP, this would not be capitalized on acquisition.

   As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2. **Presentation of Stock Based Compensation Expense**

   Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss. As a result, stock based compensation on the statement of loss would be reduced by $403,550 in 2006 (2005 - $64,104 and 2004 – $2,668,570) and research and development and operating expenses would increase by $131,890 and $271,660, respectively (2005 – $59,974 and $4,130, respectively; and 2004 – $1,460,470 and $1,208,100, respectively). Cumulative from inception stock based compensation would be reduced by $4,165,649 and cumulative from inception research and development and operating expenses would increase by $2,295,929 and $1,869,720, respectively. There is no impact on the Company's net loss.

Stock Based Employee Compensation

On January 1, 2003, the Company prospectively adopted the fair value based method for its employee options (see note 3). Consequently there were no differences between Canadian GAAP and U.S. GAAP with respect to options granted subsequent to this date.

In 2002, the Company applied the intrinsic value method for employee stock options and the fair value method for non-employee options granted after January 1, 2002. Prior to January 1, 2002, for U.S. GAAP, the Company applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock option plans. As well, the Company provided pro forma disclosure as required by FAS 123 for those options granted prior to January 1, 2002.

The following additional pro-forma disclosure would be provided under U.S. GAAP with respect to the fair value of employee options granted prior to January 1, 2002. The fair value for these options granted was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2001
Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factors of expected market price	87%
Weighted average expected life of the options	2 years

Pro forma disclosures of loss and loss per common share are presented below as if the Company had adopted the cost recognition requirements under FAS 123 from inception.

	$	2006	2005	2004
Net Loss	Pro forma – Canadian GAAP	**14,297,524**	12,782,814	12,960,544
	As reported – U.S. GAAP	**13,936,024**	12,420,331	12,594,619
	Pro forma – U.S. GAAP	**13,936,024**	12,421,314	12,599,044
Basic and diluted net loss per common share	Pro forma – Canadian GAAP ($/share)	**(0.39)**	(0.39)	(0.45)
	As reported – U.S. GAAP	**(0.38)**	(0.38)	(0.43)
	Pro forma – U.S. GAAP ($/share)	**(0.38)**	(0.38)	(0.43)

Additional Stock Based Payment Disclosure

As at December 31, 2006, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $699,993 and $689,193, respectively. The total intrinsic value of the options exercised in 2006 was $618,960 (2005 – $1,223,400; 2004 – $1,253,014).

A summary of the Company's non-vested shares as of December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

	2006	
	Stock Options	Weighted Average Grant Date Fair Value $
Non-vested at beginning of year	**247,500**	**1.36**
Granted during year	**187,400**	**1.46**
Vested during year	**(252,400)**	**1.42**
Forfeited during year	**—**	**—**
Non-vested at end of year	**182,500**	**1.38**

As of December 31, 2006, there was $159,877 of total unrecognized compensation costs related to non-vested stock options granted under the Company's stock option plan. This cost is expected to be recognized over a weighted average period of 1.75 years. The total fair value of shares vested during the years ended December 31, 2006, 2005, and 2004 was $129,276, $59,630, and $8,250, respectively.

The Company issues shares from treasury to satisfy any exercises of stock options.

Future Changes in U.S. Accounting Policies

On July 13, 2006, FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company does not expect that the adoption of Interpretation 48 will have a material effect on its financial position, results of operations or cash flows.

In 2006, FASB issued Statement No. 157, *Fair Value Measurements.* This new pronouncement provides guidance for using fair value to measure assets and liabilities. FASB believes the pronouncement also responds to investors' requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Statement 157 requires expanded disclosure of the effect on earnings for items measured using unobservable data. The Company does not believe adoption of Statement 157 will have a material effect on its financial position, results of operations or cash flows.

20. Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation.



21. Subsequent Event

On February 22, 2007, the Company closed a public offering whereby 4,000,000 units were issued at a price of $3.00 per unit for gross cash proceeds of $12,000,000. Net proceeds are expected to be approximately $10,590,000. Each unit included one common share and one-half of one common share purchase warrant for a total of 2,000,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010.

CORPORATE INFORMATION

Directors

Brad Thompson, PhD
Chairman, President & CEO,
Oncolytics Biotech Inc.

Ger van Amersfoort
Biotech Consultant

Doug Ball, CA
CFO, Oncolytics Biotech Inc.

William. A. Cochrane, OC, MD
Biotech Consultant

Jim Dinning
Chairman, Western Financial Group

Ed Levy, PhD
Adjunct Professor, University of British Columbia

J. Mark Lievonen, CA
President, Sanofi Pasteur Limited

Bob Schultz, FCA
Chairman, Rockwater Capital Corporation

Fred Stewart, QC
President, Fred Stewart and Associates Inc.

Management Team

Brad Thompson, PhD
Chairman, President & CEO

Doug Ball, CA
Chief Financial Officer

Matt Coffey, PhD
Chief Scientific Officer

Karl Mettinger, MD, PhD
Chief Medical Officer

George Gill, MD
Senior Vice President,
Clinical & Regulatory Affairs

Mary Ann Dillahunty
Vice President, Intellectual Property

Auditor

Ernst & Young LLP, 1000 Ernst & Young Tower
440 – 2 Avenue SW, Calgary, AB T2P 5E9

Transfer Agent

Computershare Trust Company of Canada,
Calgary, AB.
For change of address, lost stock certificates and other related inquiries contact:
1.800.564.6253 or
service@computershare.com

Legal Counsel

Bennett Jones Barristers & Solicitors, 4500 Bankers Hall East, 855 – 2 Street SW,
Calgary, AB T2P 4K7

Shareholder Information

For public company filings, please go to **www.sedar.com** or contact the Company at:
Oncolytics Biotech Inc. Suite 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada T2N 1X7
P: 403.670.7377 | F: 403.283.0858 | **www.oncolyticsbiotech.com**



ONCOLYTICS
BIOTECH INC

SUITE 210 - 1167 KENSINGTON CRES NW, CALGARY, ALBERTA CANADA T2N 1X7 | P: 403.670.7377 | F: 403.283.0858



ONCOLYTICS BIOTECH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 2, 2007

- AND -

MANAGEMENT PROXY CIRCULAR

March 23, 2007

TABLE OF CONTENTS

PAGE

ONCOLYTICS BIOTECH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 2, 2007

TO THE SHAREHOLDERS OF ONCOLYTICS BIOTECH INC.

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of Oncolytics Biotech Inc. (the "Corporation") will be held at the Queen Elizabeth II Conference Centre, Abbey & Rutherford Rooms, Broad Sanctuary, London, England at 4:00 p.m. (GMT). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1. the receipt of the audited financial statements of the Corporation for the year ended December 31, 2006, together with the auditors' report thereon;

2. the election of directors of the Corporation for the ensuing year;

3. the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;

4. the approval of an increase in the number of common shares reserved for issuance pursuant to the Corporation's stock option plan; and

5. the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Proxy Circular dated March 23, 2007 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. **An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (fax number: 905-771-4414) by 1:30 p.m. (Toronto time) two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof. A person appointed as proxyholder need not be a shareholder of the Corporation.**

Only persons registered as holders of common shares on the records of the Corporation as of the close of business on March 23, 2007 are entitled to receive notice of the Meeting.

DATED as of the 23rd day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Dr. Bradley G. Thompson*
President and Chief Executive Officer

NCOLYTICS
BIOTECH INC.

Annual and Special Meeting of Shareholders to be held on May 2, 2007

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Information Circular") is furnished in connection with the solicitation by the management of Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

Bradley G. Thompson and Douglas A. Ball (the management designees named in the accompanying Instrument of Proxy) are both officers of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Bradley G. Thompson or Douglas A. Ball, to represent the Shareholder at the Meeting.** To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Instrument of Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, (fax number: 905-771-4414) by 1:30 p.m. (Toronto time) two days (excluding Saturdays and holidays) before the Meeting, or any adjournment thereof.

A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.

Signing of Proxy

The Instrument of Proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. An Instrument of Proxy signed by a person acting as attorney or in some other representative capacity (including a

representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All common shares of the Corporation ("Common Shares") represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. The management designees named in the accompanying Instrument of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. **In the absence of such direction, the Common Shares will be voted FOR: (i) the election of directors set forth in this Information Circular; (ii) the reappointment of Oncolytics' current auditors, at such remuneration as may be determined by the board of directors of the Corporation; and (iii) the approval by way of ordinary resolution, of an increase in the number of Common Shares reserved for issuance pursuant to the Corporation's stock option plan (the "Plan"), all as more particularly described in this Information Circular. The accompanying Instrument of Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice of Annual and Special Meeting and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

The record date for the purpose of determining holders of Common Shares is March 23, 2007. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to March 23, 2007; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

As at the date hereof, there were 41,120,748 Common Shares issued and outstanding.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Corporation. Such shares will more likely be registered under

the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares other than as set forth below:

Name and Address	Number of Oncolytics Common Shares Owned	Percentage of Oncolytics Common Shares
Mellon Financial Corporation, Pittsburgh, Pennsylvania	6,761,884(1)	16.44%

Notes:

(1) As reported by Mellon Financial Corporation on February 12, 2007 in its Schedule 13G filing with the United States Securities and Exchange Commission

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Chief Executive Officer and Chief Financial Officer of the Corporation and the other executive officers of the Corporation who received total remuneration, determined on the basis of base salary and bonuses, in excess of $150,000 during the financial year ended December 31, 2006 (the "Named Executive Officers").

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Dr. Bradley G. Thompson President and Chief Executive Officer	2006 2005 2004	$349,982 $324,965 $276,750	$168,000 $107,667 $ 75,000	$18,000 $16,500 $15,500	Nil Nil 380,000	$20,999 $19,498 $16,605
Douglas A. Ball Chief Financial Officer	2006 2005 2004	$228,000 $206,000 $185,812	$ 84,500 $ 53,333 $ 40,000	$18,000 $16,500 $15,500	Nil Nil 200,000	$13,680 $12,360 $11,149
Dr. Matthew Coffey Chief Scientific Officer	2006 2005 2004	$228,000 $206,000 $184,500	$ 84,500 $ 53,333 $ 50,000	$18,000 $16,500 $15,500	Nil Nil 200,000	$13,680 $12,360 $11,070
Dr. Karl Mettinger [2] Chief Medical Officer	2006 2005	$300,000 $112,500	$ 72,614 Nil	Nil Nil	Nil 200,000	$31,175 $8,660
Dr. George Gill [2] Senior Vice-President, Clinical and Regulatory Affairs	2006 2005 2004	$103,000 $103,000 $100,000	$ 32,314 $20,276 Nil	Nil Nil Nil	Nil Nil 20,000	Nil Nil Nil

Notes:

(1) Perquisites and other personal benefits received in the respective periods did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the named executive officers. The dollar amounts set forth under this column relate to RRSP contributions made by the Corporation on behalf of the Named Executive Officer.

(2) US employees paid in US dollars. Dr. Mettinger joined the Corporation in September 2005 and Dr. Gill joined the Corporation in October 2002.

There are no long term incentive, benefit or actuarial plans in place. The Corporation does not currently have a stock appreciation rights plan.

Stock Options

Option Grants During the Year Ended December 31, 2006

Stock options granted to the Named Executive Officers during the financial year ended December 31, 2006 were as follows:

	Common Shares Under Options Granted	% of Total Options Granted in Fiscal Year	Exercise Price	Closing Market Price on Date of Grant	Expiry Date
Dr. Bradley G. Thompson	Nil	n/a	n/a	n/a	n/a
Douglas A. Ball	Nil	n/a	n/a	n/a	n/a
Dr. Matthew Coffey	Nil	n/a	n/a	n/a	n/a
Dr. Karl Mettinger	Nil	n/a	n/a	n/a	n/a
Dr. George Gill	Nil	n/a	n/a	n/a	n/a

Aggregated Option Exercises During the Year Ended December 31, 2006 and Financial Year-End Option Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at December 31, 2006 and options exercised by the Named Executive Officers during the financial year ended December 31, 2006:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)[1]	Unexercised Options at December 31, 2006 (#)		Value of Unexercised in-the-Money Options at December 31, 2006 ($)[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Bradley G. Thompson	284,000	$618,960	637,000	-	$ 3,900	-
Douglas A. Ball	Nil	-	641,500	-	$ 11,600	-
Dr. Matthew Coffey	Nil	-	677,500	-	$440,567	-
Dr. Karl Mettinger	Nil	-	50,000	150,000	-	-
Dr. George Gill	Nil	-	197,000	-	$ 54,000	-

Notes:

(1) The aggregate value realized represents the dollar value equal to the difference between the exercise price of the options exercised and the market value of the Common Shares on the Toronto Stock Exchange on the date the options were exercised, multiplied by the number of options exercised.

(2) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing Common Share price of $2.39 on December 31, 2006, as reported by the Toronto Stock Exchange, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

Employment Contracts

The Corporation has entered into employment agreements with each of the Named Executive Officers (each an "Employment Agreement"). Pursuant to the terms of the Employment Agreements, Dr. Thompson is entitled to an annual salary of $364,681 for the calendar year 2007, Mr. Ball is entitled to an annual salary of $246,240 for the calendar year 2007, Dr. Coffey is entitled to an annual salary of $246,240 for the calendar year 2007, Dr. Mettinger is entitled to an annual salary of $309,000 USD for the calendar year 2007 and Dr. Gill is entitled to $106,090 USD for the calendar year 2007. Further, each Named Executive Officer is entitled to additional benefits and performance-based bonuses. The Employment Agreements provide that each Named Executive Officer is subject to certain confidentiality and non-competition restrictions during and following the course of their respective employment with the Corporation. Each Employment Agreement shall continue until terminated by either party in accordance with the notice provisions thereof.

Termination of Employment or Change of Control

If the Employment Agreements of Dr. Thompson, Mr. Ball or Dr. Coffey are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each shall

forthwith vest and become exercisable, Mr. Ball and Dr. Coffey shall be entitled to 12 months pay in lieu of notice; and Dr. Thompson shall be entitled to 18 months pay in lieu of notice. If the Employment Agreements of Dr. Mettinger and Dr. Gill are terminated by the Corporation other than for cause, then all unexercised and unvested stock options then held by each are governed by the terms of the Stock Option Plan and Dr. Mettinger and Dr. Gill shall be entitled to not more than 12 months pay in lieu of notice. Further, if there is a change of control of the Corporation and Dr. Thompson, Mr. Ball or Dr. Coffey is terminated without cause within two years following such change of control, then Mr. Ball and Dr. Coffey shall be entitled to 24 months pay in lieu of notice and Dr. Thompson shall be entitled to 36 months pay in lieu of notice.

Compensation of Directors

Each director who is not a salaried employee of the Corporation is entitled to a fee of $1,500 per board meeting attended and $750 per committee meeting attended ($1,500 in respect of audit committee meetings attended). The Corporation also grants to directors, from time to time, stock options in accordance with the Plan and the reimbursement of any reasonable expenses incurred by them while acting in their directors' capacity. In the aggregate, a total of $66,000 in director's fees was paid to the board of directors of the Corporation (the "Board" or "Board of Directors") during the fiscal year ended December 31, 2006. During the fiscal year ended December 31, 2006, there were 170,000 options granted to the directors.

Composition of the Compensation Committee

The Corporation has formed a Compensation Committee consisting of three outside directors Mr. Stewart, Mr. van Amersfoort and Dr. Cochrane, none of whom are nor have been employees or officers of the Corporation or any of its affiliates. Mr. Stewart is presently the Chair of the Compensation Committee.

Report on Executive Compensation

In arriving at its compensation decisions, the Compensation Committee considers the long-term interests of the Corporation as well as its current stage of development. Based on these factors, compensation is focused on performance-based factors. The Compensation Committee undertakes market comparisons and provides advice to the Board of Directors on developing appropriate compensation arrangements, based on information from other corporations, published data and reports from external consultants. The Compensation Committee also makes specific recommendations to the board of directors of Oncolytics with respect to compensation paid to the Corporation's executive and senior officers.

The objectives of the Corporation's compensation arrangements are: (i) to attract and retain key personnel; (ii) to encourage commitment to the Corporation and its goals; (iii) to align executive interests with those of its shareholders; (iv) to reward executives for performance in relation to predetermined and quantifiable goals; and (v) to identify and focus executives on key business factors that affect shareholder value.

Submitted by the Compensation Committee:

Fred Stewart (Chair)
Bill Cochrane
Ger van Amersfoort

Performance Graphs

The following graph and table compare the change in the cumulative total shareholder return on the Common Shares over the period from December 31, 2001 to December 31, 2006 (assuming a $100 investment was made on December 31, 2001 at the opening price of the Common Shares on that date) with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Capped Health Care Index over the same period, assuming reinvestment of dividends.

CUMULATIVE TOTAL RETURN ON $100 INVESTMENT


$250
$200
$150
$100
$50
$0
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006
◆ S&P/TSX Composite Index	$100	$88	$111	$127	$158	$185
✱ S&P/TSX Capped Health Care Index	$100	$66	$76	$63	$61	$63
● Oncolytics	$100	$28	$64	$80	$76	$35

Indebtedness of Directors and Senior Officers

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation.

Interest of Insiders in Material Transactions

There are no material interests, direct or indirect, of directors, senior officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

Under the Plan, as amended, the Board of Directors or the Compensation Committee may from time to time designate directors, officers, employees of, or providers of services to, the Corporation to whom options to purchase Common Shares of the Corporation may be granted and the number of Common Shares to be optioned to each. Currently there are 3,538,461 Common Shares reserved for issuance pursuant to the Plan, which represents approximately 8.61% of the issued and outstanding Common Shares. At the Meeting, a resolution will be proposed to amend the Stock Option Plan to increase the number of Common Shares reserved for issuance thereunder. See "Amendment to Stock Option Plan to Increase the Number of Shares Reserved for Issuance".

The number of Common Shares available that may be acquired under an Option granted to a Participant (as defined in the Plan) shall be determined by the Board as at the time the Option is granted, provided that: (i) the aggregate number of Common Shares reserved for issuance under this Plan, together with all other security based compensation arrangements of the Corporation, to insiders shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); (ii) the aggregate number of Common Shares issued pursuant to this Plan, together with all other security based compensation arrangements of the Corporation, within a one year period shall not exceed 10% of the issued and outstanding Common Shares (calculated on a non-diluted basis); and (iii) the aggregate number of Common Shares reserved for issuance to any one Participant under this Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed five percent of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

Options may be exercised at a price (the "Exercise Price") which shall be fixed by the Board at the time the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market, which shall be the closing price of the Common Shares on the stock exchange upon which the Common Shares are listed on the first day preceding the date of grant on which at least one board lot of Common Shares traded on such exchange.

Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest immediately or as to one-third on each of the first, second and third anniversaries following the date of grant.

Subject to any written agreement between the Corporation and a Participant providing otherwise, if any Participant who is a director, officer, employee or consultant of the Corporation shall cease to be a director, officer, employee or consultant of the Corporation for any reason other than death or permanent disability, his Option will terminate immediately as to the then unvested portion thereof, and at 5:00 p.m. (Calgary time) on the earlier of the date of expiration of the Option Period (as defined in the Plan) and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation as to the then vested portion of the Option. In accordance with the requirements of the TSX, no amendments to the Plan will be permitted without Shareholder approval.

Notwithstanding the foregoing, the Board may, at its sole discretion, extend the period during which any Options may be exercised, in the case of Options held by non-management Directors, by not more than

one (1) year, and in the case of Options held by other persons, by not more than three (3) years, but in no case longer than the normal expiry of the options.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders	3,537,950	$4.88	511
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,537,950	$4.88	511

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for overseeing the management of the business and affairs of the Corporation. The Board of Directors is responsible for establishing the Corporation's policy direction and fundamental objectives. The Board of Directors delegates to management the responsibility and authority to direct the Corporation's day-to-day operations, subject to compliance with Board-approved budgets and strategic plans. Certain matters, including the acquisition or development of new lines of business, divestments and long-term financing, among other things, must be approved in advance by the Board of Directors.

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its committees. The Board of Directors reviews and provides advice with respect to key strategic initiatives and projects, and reviews and assesses processes relating to long range planning and budgeting. The Corporate Governance and Nominating Committee assists the Board in matters pertaining to corporate values, beliefs and standards of ethical conduct, as well as other corporate governance issues and the Audit Committee assists the Board in matters pertaining to management information and internal control systems. The Board of Directors also monitors financial reports, the conduct and results of the annual independent audit, finance and accounting policies and other financial matters. In addition, the Audit Committee reviews and recommends to the Board for approval the Corporation's interim financial statements, and also reviews and recommends the year end audited financial statements for approval by the Board. The Board of Directors also has a Compensation Committee, which is responsible for attracting, retaining and fairly compensating employees of the Corporation. This Committee is also responsible for succession planning. Subject to limited exceptions, these committees generally do not have decision-making authority. Rather, they convey their findings and make recommendations on matters falling within their respective mandates to the full Board of Directors.

The Board of Directors supports the principle that its membership should represent a diversity of backgrounds, experience and skills. The Board, through the Corporate Governance and Nominating Committee, reviews on an annual basis the appropriate characteristics of Board members in the context of the current composition of the Board and the objectives and needs of the Corporation.

The following represents a tabular review of the corporate governance guidelines as outlined in National Instrument 58-101 – Disclosure of Corporate Governance Practices, and the Corporation's alignment with each of them.

Corporate Governance Guidelines	Commentary
1. **Board of Directors**	
(a) Disclose the identity of directors who are independent.	As at December 31, 2006, the Corporation had nine board members. The seven independent directors of the Corporation are Dr. W. Cochrane, Mr. G. van Amersfoort, Mr. J. Dinning, Mr. M. Lievonen, Dr. E. Levy, Mr. R. Schultz, and Mr. F. Stewart.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The two directors of the Corporation who are not independent are Dr. B. Thompson the Chairman and Chief Executive Officer of the Corporation and Mr. D. Ball the Chief Financial Officer of the Corporation.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the directors of the Corporation are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Directors who are presently directors of other reporting issuers and those issuers: Mr. Dinning: Western Financial Group, Finning International, Shaw Communications, JED Oil Inc., Liquor Stores Income Fund, Parkland Income Fund and Russel Metals Inc. Mr. Schultz: Rockwater Capital Corporation Dr. Cochrane: Resverlogix Corporation, Medicure Inc. and Sernova Corporation
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Independent directors hold an in camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year the independent Board members have held four such meetings.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Board has appointed a chair who is not independent, and has appointed Mr. Schultz, who is an independent and unrelated director, as Lead Director. The principal responsibility of the Lead Director is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees, consults with the Chairman/President and Chief Executive Officer on selection of committee members and committee chairs, Board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of Board meetings. The Lead Director also consults directly with other directors on issues of Board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

Corporate Governance Guidelines	Commentary
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	There were five regularly scheduled Board meetings in 2006. Dr. Thompson, Mr. Ball, Mr. Schultz, Mr. Stewart, Dr. Cochrane, and Mr. Lievonen attended all 5 meetings. Mr. Dinning attended 3 of the 5 meetings. Mr. van Amersfoort attended all 3 meetings and Mr. Ed Levy attended 2 of the 3 meetings held subsequent to their joining the Board.
2. **Board Mandate** Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Attached as Schedule "A" hereto.
3. **Position Descriptions**	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed position descriptions for the chair and the chair of each Board committee which delineate the role and responsibilities of these positions.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the Chief Executive Officer have developed a written position description for the CEO which delineates the role and responsibilities of this position.
4. **Orientation and Continuing Education**	
(a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	The Board provides new directors with the Board and committee mandates and reviews these with the new board members. The Board and management review the nature and operations of the Corporation, initially upon appointment and continually through scheduled Board meetings and other sessions as required.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Board provides continuing education for its Board members on issues relevant to the Corporation through Board interaction at Board meetings and ongoing communications between scheduled meetings as required or requested.

Corporate Governance Guidelines	Commentary
5. **Ethical Business Conduct**	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	
(i) disclose how a person or company may obtain a copy of the code;	The Board has adopted a written code of conduct for the directors, officers and employees of the Corporation. A copy of this code of conduct is available on the Corporation's website www.oncolyticsbiotech.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board satisfies itself regarding compliance with this code through its review of the activities of the Corporation, discussions by the audit committee with the external auditors of the Corporation without management present, and enquiries of management.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	To the best of our knowledge there has been no conduct by any director or executive officer that constitutes a departure from the code and no material change reports have been filed pertaining to any such conduct.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Board encourages and supports the exercise of independent judgment by directors in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Board requires that any director or officer with a material interest in a transaction or agreement under discussion disclose and declare their interest. The Board then conducts all discussions with respect to the transaction or agreement without the interested director or officer present for the determination and precludes any interested director from voting thereon.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct through its actions and its support and interaction with management and employees of the Corporation.
6. **Nomination of Directors**	
(a) Describe the process by which the board identifies new candidates for board nomination.	Directors provide potential candidates to the Corporate Governance and Nominating Committee of the Board. The committee reviews the recommendations and the qualifications of the candidates and contacts the individuals who are of interest to the Board.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Corporate Governance and Nominating Committee is comprised entirely of independent directors.

Corporate Governance Guidelines	Commentary
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporate Governance and Nominating Committee, in its capacity as the nominating committee has the responsibility to present the annual slate of directors to the Board for the board's approval. Once approved by the Board, the proposed selection will be presented to the shareholders for their approval at the next scheduled annual meeting. During the year, this committee has the responsibility of locating and recommending additional directors to fill vacancies or supplement the Board as required.
7. **Compensation**	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	The Board has established a Compensation Committee comprised entirely of independent directors. The Compensation Committee reviews and reports to the Board on director and officer compensation issues. In determining the compensation for the directors, the committee assesses the directors' roles and responsibilities and an analysis of the competitive position of the Corporation's director compensation program including the ability to draw directors with the background and experience required to provide an effective Board. In determining the compensation for officers, similar principles are applied and an independent compensation consultant is engaged to provide additional relevant information to the Compensation Committee.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Board has a Compensation Committee comprised entirely of independent directors.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the committee are as outlined above.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	The compensation consultant retained by the Corporation was Roger Gurr & Associates. Its mandate was to assist the Board of Directors in the review of compensation for the selected executive positions of the Corporation.
8. **Other Board Committees**	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has established committees each of which is comprised entirely of independent directors. These committees are the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Mandates for the Board and the Committees of the Board can be found on the Company website under Investor Relations/Corporate Governance. http://www.oncolyticsbiotech.com/corpGovernance.html

Corporate Governance Guidelines	Commentary
9. **Assessments**	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board, through its Corporate Governance and Nominating Committee assesses, at least annually, the effectiveness and contribution of each member of the Board. The assessment is conducted through dialogue with Board members and is part of the information used in setting the slate of directors to be proposed to the shareholders at the next annual meeting.

RECEIPT OF FINANCIAL STATEMENTS

The audited financial statements for the financial year ended December 31, 2006 of the Corporation have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions respecting the December 31, 2006 financial statements, the questions may be brought forward at the Meeting.

ELECTION OF DIRECTORS

The term of office for each director of the Corporation is from the date of the Shareholders' meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of nine directors are to be elected. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation.** If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Instrument of Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at March 23, 2007:

Name, Present Office Held, Municipality of Residence and Date Appointed a Director	History of Principal Occupations	Number of Shares Beneficially Owned and Controlled[(4)]	Number of Options Held
Bradley G. Thompson, Ph.D. *Calgary, Alberta* Director since April 21, 1999	Executive Chairman of the Board, President and Chief Executive Officer of Oncolytics since April 1999.	634,000	637,000
Douglas A. Ball, C.A. *Calgary, Alberta* Director since April 21, 1999	Chief Financial Officer of the Corporation since May 2000. Prior thereto, the Vice President, Finance and Chief Financial Officer of SYNSORB since June 1997. Prior to this, he was the Vice President, Finance and Administration and Chief Financial Officer of	nil	641,500

Name, Present Office Held, Municipality of Residence and Date Appointed a Director	History of Principal Occupations	Number of Shares Beneficially Owned and Controlled[4]	Number of Options Held
	ECL Group of Companies Ltd. Mr. Ball held this position from December 1995 until May 1997. Prior to ECL, he was Controller and then Vice President and Controller of Canadian Airlines International Ltd. from June 1993 until August 1995.		
Ger van Amersfoort[2] *Oakville, Ont* Director since June 15, 2006	President and Chief Executive Officer of Novartis Canada, a pharmaceutical company with in excess of $1 billion in annual sales and a workforce of 1,500, until his retirement in 2001. Before joining Novartis, he was President and Chief Executive Officer of the U.K. SmithKline Beecham operations from 1997 until managing the merger with Novartis in 1999. From 1990 to 1997, Mr. van Amersfoort headed up SmithKline Beecham operations in Canada as President and Chief Executive Officer. Prior to that, he held managing director positions with Beecham and The Boots Company, and sales positions with Bristol Myers in Holland. He is a recipient of the Paul Harris Medal and the Commemorative Medal of the Queen for outstanding services to the community. He has served on the Board of the Pharmaceutical Manufacturers Association of Canada (now Rx and D) for more than nine years, serving as chairman in 1996.	nil	60,000
William A. Cochrane, OC, M.D. [2] [3] *Calgary, Alberta* Director since October 31, 2002	President of W.A. Cochrane & Associates, Inc. (a consulting company) since 1989 and Chairman of Resverlogix Corp. (a public biopharmaceutical company) and University Technologies International Inc. (UTI) at the University of Calgary since 2000, and is a director of Sernova Corp., and Medicure Inc. Dr. Cochrane is an Officer of the Order of Canada and a 2002 recipient of the Queens Golden Jubilee Medal. Dr. Cochrane also served as the Deputy Minister of Health Services for the Province of Alberta from 1973 to 1974 and President of the University of Calgary from 1974 to 1978.	3,000	98,500
Jim Dinning [1] *Calgary, Alberta* Director since March 24, 2004	Chair of Western Financial Group since September 2004. Mr. Dinning was Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) from 1997 to 2004 and served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning is a director of Finning International Inc. and Shaw Communications Inc as well as other public and private companies.	10,000	87,500

Name, Present Office Held, Municipality of Residence and Date Appointed a Director	History of Principal Occupations	Number of Shares Beneficially Owned and Controlled[4]	Number of Options Held
Ed Levy[3] *Lund, BC* Director since May 17, 2006	Adjunct professor at the W. Maurice Young Centre for Applied Ethics at the University of British Columbia since retiring from QLT Inc. in late 2002. From 1988 to 2002, Dr. Levy was with Vancouver-based biotechnology company QLT Inc., most recently as Senior Vice President from 1998. In these roles, he was primarily responsible for negotiating and managing QLT's strategic alliances, led strategic planning and oversaw the company's intellectual property. Dr. Levy served on the board of BIOTECanada from 1999-2002, and he has served on the boards of several technology companies and not-for-profits. Dr. Levy holds a PhD in the History and Philosophy of Science from Indiana University and taught philosophy of science at UBC from 1967-1988.	nil	60,000
J. Mark Lievonen C.A. [3] *Markham, Ontario* Director since April 5, 2004	President of Sanofi Pasteur Limited, a vaccine development, manufacturing and marketing company, since October 1998 and holding various positions with Sanofi Pasteur Limited and its predecessors since 1983. Mr. Lievonen serves on a number of industry and community boards and councils including BIOTECanada, the Ontario Genomics Institute, the Ontario Institute for Cancer Research, and York University.	nil	87,500
Robert B. Schultz, F.C.A. [1] *Toronto, Ontario* Director since June 30, 2000	Chairman and Director of Rockwater Capital Corporation, formerly McCarvill Corporation (a financial services company) since June 2001. Chairman and Chief Executive Officer of Merrill Lynch Canada from August 1998 until his retirement on May 1, 2000. Prior to this appointment, Mr. Schultz was Chief Executive Officer at Midland Walwyn since 1990. Since joining the investment industry in 1971, Mr. Schultz has held a variety of senior positions, and has participated on various industry-related boards and committees including Director and Chairman of the Investment Dealers Association of Canada.	nil	183,000
Fred A. Stewart, LL.B., Q.C. [1][2] *Calgary, Alberta* Director since August 27, 1999	President of Fred Stewart & Associates Inc. (a government and corporate relations consulting company) since March 1996. Prior to that, Mr. Stewart was an associate with Milner Fenerty, Barristers and Solicitors from June 1993 to March 1996. Mr. Stewart served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1993.	24,000	150,000

Notes:

(1) These persons are members of the Audit Committee. Mr. Stewart is the Chair of the Audit Committee.

(2) These persons are members of the Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(3) These persons are members of the Corporate Governance and Nominating Committee. Mr. Lievonen is the Chair of the Corporate Governance and Nominating Committee.

(4) The information as to the number of Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS

The Corporation has requested that Ernst & Young LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. **Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of Ernst & Young LLP, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation's by-laws, and to authorize the directors of the Corporation to fix the remuneration of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation.** Ernst & Young LLP, Chartered Accountants, have been the auditors of the Corporation, since August 27, 1999.

AMENDMENT OF STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE

At the Meeting, a resolution will be proposed to amend the Plan to increase the number of Common Shares reserved for issuance thereunder in order to allow room in the Plan to grant stock options to the current independent members of the Board of Directors and to grant stock options to any new independent members of the Board of Directors and to provide additional room to grant stock options to new and existing employees and consultants of the Corporation. The Plan was established in October, 1999 with the aggregate number of Common Shares reserved for issuance under the Plan limited to ten percent of the total number of issued and outstanding Common Shares. Accordingly, as the number of issued and outstanding Common Shares increased, the number of stock options available for grant also increased. Since it was established a total of 1,037,700 Common Shares have been issued pursuant to the exercise of Options granted under the Plan. The Plan was amended at each of the annual meetings of shareholders in 2001, 2002, 2003, 2004 and 2006. In 2006 the Plan was amended to, among other things, fix the total number of Common Shares reserved for issuance, to 3,634,550, or approximately 10.03% of the then issued and outstanding Common Shares.

Since April 26, 2006, no options have been surrendered for cancellation and a total of 4,884,000 Common Shares have been issued pursuant to various private placements, prospectus offerings upon the exercise of securities convertible into Common Shares and upon the exercise of options, resulting in the Corporation having 41,120,748 Common Shares issued and outstanding as at the date hereof and leaving a total of 3,538,461 Common Shares reserved for issuance under the Plan (approximately 8.61% of the current issued and outstanding Common Shares). Currently, there are options outstanding to purchase 3,537,950 Common Shares, leaving 511 Common Shares available for future grants. On February 1, 2007, the Corporation concluded an employment agreement with Ms. Mary Ann Dillahunty, whereby Ms. Dillahunty would join the Corporation as Vice President, Intellectual Property. As part of her compensation package, Ms. Dillahunty was granted 100,000 options conditional upon shareholder approval of an increase in Common Shares reserved for issuance under the Plan. This grant is not included in the options outstanding of 3,537,950. The Board of Directors has determined that an additional 513,614 Common Shares be reserved for issuance under the Plan and the fixed maximum number of Common Shares reserved under the Plan be amended accordingly; provided that, a maximum of 70,000 additional options shall be available to the current non-management members of the Board of Directors.

The Board of Directors recommends this increase and believes that it is in the best interest of the Corporation as it would allow the Corporation to grant options to new and existing employees, new independent directors as well as to grant stock options to the current independent directors thereby encouraging longer term commitment and performance consistent with shareholder expectations. The issuance of stock options has been a critical component of the Corporation's total compensation practices. Management and the Compensation Committee of the Corporation manage compensation by ensuring that its directors, officers and employees are competitively compensated with respect to salary and benefits, performance bonuses and stock options. This practice enables the Corporation to attract and maintain top quality people.

The following table sets forth the number of Common Shares which may be subject to options granted under the Plan, after the proposed amendment and the ratification of the option grants described below, as at the date hereof:

	Common Shares Subject to Outstanding Options	Common Shares Available for Future Option Grants	Options Exercised	Maximum Common Shares subject to and Available for Option Grants
Currently Approved	3,537,950(1)	511	284,000(2)	3,538,461
Proposed Increase	–	513,614(3)	–	513,614
Total	3,537,950	514,125	284,000	4,052,075
Percentage of Outstanding Common Shares	8.6%	1.25%	0.69%	9.85%

Notes:

(1) Does not include the conditional grant of 100,000 options to Ms. Dillahunty.

(2) Represents the number of options exercised since April 26, 2006, the date the Shareholders last approved an increase in the number of Common Shares reserved for issuance pursuant to the Plan.

(3) Includes the approval of the additional 100,000 options for the conditional grant to Ms. Dillahunty.

If the Shareholders approve this amendment to the Plan, the number of Common Shares reserved for issuance pursuant to the Plan will represent 9.85% of the issued and outstanding Common Shares.

At the Meeting, Shareholders will be asked to approve the following resolution:

> BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the "Corporation"), that (i) the amendment to the Corporation's Stock Option Plan to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder by 513,614 common shares, as described in the Information Circular of the Corporation dated March 23, 2007, be and is hereby approved and authorized, and (ii) up to a maximum of 70,000 of the additional 513,614 common shares so approved be available for grants to the current non-management members of the board of directors of the Corporation.

The foregoing resolution must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting with respect to this resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of March 23, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of the Corporation is provided in the comparative financial statements and management's discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at Suite 210, 1167 Kensington Crescent N.W., Calgary, Alberta T2N 1X7 or by facsimile at (403) 283-0858.

Schedule A

ONCOLYTICS BIOTECH INC.

MANDATE OF THE BOARD OF DIRECTORS

1. Policy Statement

The Board of Directors (the "Board") of Oncolytics Biotech Inc. (the "Corporation") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

2. Composition and Operation

The Board is to be constituted of a majority of individuals who qualify as unrelated directors. An unrelated director is one who meets the requirements of NASDAQ Rule 4200 and National Instrument 58-101 who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

Chairman:
The members of the Board shall elect a Chair from among the members of the Board and the Chair shall preside at all meetings of the Board. The Chair of the Board shall be responsible for leadership of the Board, including preparing or approving the agenda, presiding over the meetings, and making board assignments.

Lead Director:
The independent members of the Board shall elect a Lead Director from among the independent members in the event the Chair of the Board is not independent. The Lead Director's role is to ensure the independence of the Board in the discharge of its responsibilities. In this regard, the Lead Director, individually or with the support of the committees and the Chairman/President and Chief Executive Officer, shall facilitate the selection of committee members and chairs, shall prepare or approve board meeting and planning meeting agendas, shall assess the format and adequacy of information provided to directors and the effectiveness of board meetings. The Lead Director shall also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/President and Chief Executive Officer, or personal liability matters.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Articles and By-Laws of the Corporation and the *Business Corporations Act* (Alberta), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board. The Board may establish ongoing committees of the Board with specific mandates and obligations to report to the entire Board, as well as establish *ad hoc* committees to deal with particular issues that might arise from time to time. The Board has presently established the following committees: the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.

3. **Responsibilities**

The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.
The Board is essentially accountable to shareholders. In pursuing its objectives, the Board recognizes that the Corporation affects and is affected by many stakeholders. The Board will take these relationships into consideration in discharging its responsibilities, but these relationships do not change the nature of the Board's accountability.

4. **Specific Duties**

LEGAL REQUIREMENTS

(a) The Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

(b) The Board has the statutory responsibility to:

(i) manage the business and affairs of the Corporation;

(ii) act honestly and in good faith with a view to the best interests of the Corporation;

(iii) exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

(iv) act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereto, the Articles and By-Laws of the Corporation, and other relevant legislation and regulations.

(c) The Board has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

(i) any submission to the shareholders of a question or matter requiring the approval of the shareholders;

(ii) the filling of a vacancy among the Directors;

(iii) the issuance of securities;

(iv) the declaration of dividends;

(v) the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

(vi) the payment of a commission to any person in consideration of his/her purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii) the approval of management proxy circulars;

(viii) the approval of the audited annual financial statements;

(ix) the adoption, amendment or repeal of by-laws; and

(x) review and approve all securities offering documents (including documents incorporated therein by reference) of the Corporation.

INDEPENDENCE

(d) The Board shall have the responsibility to:

(i) implement appropriate structures and procedures to permit the Board to function independently of management;

(ii) schedule meetings of the independent board members separately from management and management directors as part of each regularly scheduled board meeting;

(iii) implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

(iv) provide an orientation and education program for newly appointed members of the Board.

(v) In order to allow the Board to function independently of management during the period of time that the Chairman of the Board is also the Chief Executive Officer of the Corporation, the position of Lead Director shall be instituted. In this regard, the Lead Director, individually or with the support of the Corporate Governance and Nominating Committee, will consult with the Chairman/CEO on selection of the committee members and chairs, board meeting and planning meeting agendas, the format and adequacy of information provided to directors and the effectiveness of meetings of the Board. The Lead Director will also consult directly with other directors on issues of board independence or dissent, conflicts of interest of the Chairman/CEO, or personal liability matters. The Lead Director will also participate with the members of the Compensation Committee evaluating the performance of the CEO.

STRATEGY DETERMINATION

(e) The Board shall:

(i) adopt and annually review a strategic planning process and approve the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

(ii) annually review operating and financial performance results relative to established strategy, budgets and objectives.

MANAGING RISK

(f) The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(g) The Board shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

APPOINTMENT, TRAINING AND MONITORING OF SENIOR MANAGEMENT

(h) The Board shall:

(i) appoint the Chief Executive Officer ("CEO"), the Chief Financial Officer and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value;

(ii) ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management;

(iii) establish limits of authority delegated to management through the annual business plan; and

(iv) implement and monitor an appropriate Code of Ethics for all directors, officers and employees of the Corporation.

REPORTING AND COMMUNICATION

(i) The Board has the responsibility to :

(i) verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

(ii) verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii) verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

(iv) verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

(v) report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

MONITORING AND ACTING

(j) The Board has the responsibility to:

(i) review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

(ii) verify that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards;

(iii) approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

(iv) monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

(v) take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

(vi) verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

5. **Other Activities**

(a) The Board shall prepare and distribute the schedule of Board meetings for each upcoming year.

(b) The Board may perform any other activities consistent with this Mandate, the By-Laws of the Corporation and any other governing laws as the Board determines necessary or appropriate.

6. **Date of Mandate**

This Mandate was initially approved by the Board on September 3, 1999. Subsequent to that date, the Board has amended and restated this Mandate on each of December 13, 2002, April 23, 2003 and March 5, 2004. This Mandate is effective from and after December 13, 2005.

BOWNE
PRINTED IN CANADA
034878

ONCOLYTICS BIOTECH INC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 2, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:30 pm, Eastern Time, on April 30, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

14PE07073.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Oncolytics Biotech Inc. hereby appoint:
Bradley G. Thompson, or failing him, Douglas A. Ball

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of **Oncolytics Biotech Inc.** to be held at The Queen Elizabeth II Conference Centre, Abbey and Rutherford Rooms, Broad Sanctuary, Westminster, London, England on May 2, 2007 at 4:00 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

The nominees proposed by Management are: Bradley G. Thompson, Douglas A. Ball, William A. Cochrane, Jim Dinning, Ed Levy, J. Mark Lievonen, Robert B. Schultz, Fred A. Stewart and Ger van Amersfoort

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of Ernst & Young LLP, Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Stock Option Plan

	For	Against
BE IT RESOLVED, as an ordinary resolution of the shareholders of Oncolytics Biotech Inc. (the "Corporation"), that (i) the amendment to the Corporation's Stock Option Plan to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder by 513,614 common shares, as described in the information Circular of the Corporation dated March 23, 2007, be and is hereby approved and authorized, and (ii) up to a maximum of 70,000 of the additional 513,614 common shares so approved be available for grants to the current non-management members of the board of directors of the Corporation.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY